UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.)

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Orchids Paper Products Company

(Name of Registrant as Specified In Its Charter)

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NOTICE OF
SPECIAL MEETING
AND
PROXY STATEMENT

Orchids Paper Products Company
4826 Hunt Street
Pryor, Oklahoma 74361

March 5, 2014

Dear Stockholder:

You are cordially invited to attend a special meeting of stockholders of Orchids Paper Products Company (the "**Company**") to be held at the Ambassador Hotel located at 1324 South Main Street, Tulsa, Oklahoma 74119 on Wednesday April 9, 2014, at 8:30 a.m. Central Time.

At the meeting you will be asked to: (1) approve a grant to Jeffrey S. Schoen of an option to purchase 400,000 shares of the Company's Common Stock at the purchase price of $30.25 per share in connection with his appointment as the President and Chief Executive Officer of the Company on the terms and conditions set forth in the Option Agreement, which will vest, if at all, upon the price of the Company's Common Stock reaching specified closing prices above the exercise price of the option; (2) approve the Orchids Paper Products Company 2014 Stock Incentive Plan, which, among other things, reserves 400,000 shares of Company Common Stock for issuance under the plan (these shares are in addition to the 400,000 shares granted to Schoen); and (3) transact such other business as may properly come before the meeting.

The formal Notice of a Special Meeting of Stockholders and Proxy Statement accompanying this letter provide detailed information concerning matters to be considered and acted upon at the meeting.

Your vote is important. We urge you to vote as soon as possible, whether or not you plan to attend the special meeting. Regardless of whether you expect to attend the special meeting, you may vote by completing, signing, dating and mailing the proxy card.

Thank you for your continued support of Orchids Paper Products Company.

Sincerely,



Steven R. Berlin
Chairman of the Board of Directors

ORCHIDS PAPER PRODUCTS COMPANY
4826 Hunt Street
Pryor, Oklahoma 74361

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
April 9, 2014

A special meeting of Stockholders of **ORCHIDS PAPER PRODUCTS COMPANY**, a Delaware corporation (the "**Company**"), will be held at the Ambassador Hotel located at 1324 South Main Street, Tulsa, Oklahoma 74119 on Wednesday April 9, 2014, at 8:30 a.m. Central Time (the "**meeting**") to consider and act upon the following matters:

1. to approve a grant to Jeffrey S. Schoen of an option to purchase 400,000 shares of the Company's Common Stock at the purchase price of $30.25 per share on the terms and conditions set forth in the Option Agreement, which will vest, if at all, upon the price of the Company's Common Stock reaching specified closing prices above the exercise price of the option (the "**Schoen Option**");

2. to approve the Orchids Paper Products Company 2014 Stock Incentive Plan, which, among other things, reserves 400,000 shares of Company Common Stock for issuance under the plan (the "**2014 Plan**") (these shares are in addition to the 400,000 shares under the Schoen Option).

At the meeting, stockholders will also transact such other business as may properly come before the meeting or any adjournments thereof.

The Board of Directors recommends that you vote "FOR" Proposal 1 and "FOR" Proposal 2.

Only stockholders of record at the close of business on March 4, 2014, are entitled to notice of and to vote in person or by proxy at the meeting. At least ten days prior to the meeting, a complete list of stockholders entitled to vote will be available for inspection by any stockholder for any purpose germane to the meeting, during ordinary business hours, at the office of the Secretary of the Company at 4826 Hunt Street, Pryor, Oklahoma 74361. As a stockholder of record, you are cordially invited to attend the meeting in person. Regardless of whether you expect to be present at the meeting, please complete, sign and date the enclosed proxy and mail it promptly in the enclosed envelope. Returning the enclosed proxy will not affect your right to vote in person if you attend the meeting.

The enclosed proxy solicitation material is being mailed to stockholders on or about March 12, 2014.

By Order of the Board of Directors



Keith R. Schroeder
Chief Financial Officer and Secretary

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting of Stockholders to Be Held on April 9, 2014: The proxy statement is available at *http://www.orchidspaper.com* **by selecting "Investors" or "Investor Resources".**

Even though you may plan to attend the meeting in person, please execute the enclosed proxy card and mail it promptly. A return envelope (which requires no postage if mailed in the United States) is enclosed for your convenience. Should you attend the meeting in person, you may revoke your proxy and vote in person.

Table of Contents

ORCHIDS PAPER PRODUCTS COMPANY
4826 Hunt Street
Pryor, Oklahoma 74361

SPECIAL MEETING OF STOCKHOLDERS
PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Orchids Paper Products Company, a Delaware corporation (the "**Company**"), to be voted at a special meeting of Stockholders of the Company (the "**annual meeting**" or the "**meeting**") and any adjournment or postponement of the meeting. The meeting will be held at the Ambassador Hotel located at 1324 South Main Street, Tulsa, Oklahoma 74119 on Wednesday, April 9, 2014, at 8:30 a.m. Central Time, for the purposes contained in the accompanying Notice of Special Meeting of Stockholders and in this proxy statement. This proxy statement and the accompanying proxy will be first sent or given to stockholders on or about March 12, 2014.

ABOUT THE MEETING

Why Did I Receive This Proxy Statement?

Because you were a stockholder of the Company as of March 4, 2014 (the "**Record Date**") and are entitled to vote at the special meeting, the Board of Directors is soliciting your proxy to vote at the meeting.

This proxy statement summarizes the information you need to know to vote at the meeting. This proxy statement and form of proxy were first mailed to stockholders on or about March 12, 2014.

What Am I Voting On?

You are voting on two items:

1. The approval of a grant to Jeffrey S. Schoen of an option to purchase 400,000 shares of the Company's Common Stock at the purchase price of $30.25 per share on the terms and conditions set forth in the Option Agreement, which will vest, if at all, upon the price of the Company's Common Stock reaching specified closing prices above the exercise price of the option (the "**Schoen Option**") (see page 6).

2. The approval of the Orchids Paper Products Company 2014 Stock Incentive Plan, which, among other things, reserves 400,000 shares of Company Common Stock for issuance under the plan (the "**2014 Plan**") (these shares are in addition to the 400,000 shares under the Schoen Option) (see page 8).

At the meeting, stockholders will also transact such other business as may properly come before the meeting or any adjournments thereof.

How Do I Vote?

Stockholders of Record: If you are a stockholder of record at the close of business on the Record Date, there are two ways to vote:

- by completing and returning your proxy card from the Company;

- by written ballot at the meeting.

Street Name Holders: Shares which are held in a brokerage account in the name of the broker are said to be held in "**street name**." If your shares are held in street name, you should follow the voting instructions provided by your broker. You should complete and return a voting instruction card to your broker, or, in many cases, your broker may allow you to vote via the telephone or internet. Check your proxy card from your broker for more information. If you hold your shares in street name and wish to vote at the meeting, you must obtain a legal proxy from your broker and bring that proxy to the meeting.

What Are the Voting Recommendations of the Board of Directors?

The Board of Directors recommends voting

1.   "**FOR**" Proposal 1 to approve the Schoen Option.

2.   "**FOR**" Proposal 2 to approve the 2014 Plan.

If you are a stockholder of record at the close of business on the Record Date, unless you give contrary instructions on your proxy card that you send to the Company, the persons named as proxy holders on the proxy card will vote your shares in accordance with the recommendations of the Board of Directors and vote "FOR" Proposals 1 and 2.

Will Any Other Matters Be Voted On?

We do not know of any other matters that will be brought before the stockholders for a vote at the special meeting. If any other matter is properly brought before the meeting, and you are a stockholder of record at the close of business on the Record Date, your signed proxy card gives authority to Keith Schroeder to vote on such matters in his discretion.

Who Is Entitled to Vote at the Meeting?

Only stockholders of record at the close of business on the Record Date are entitled to receive notice of and to participate in the special meeting. If you were a stockholder of record on that date, you will be entitled to vote all of the shares that you held on that date at the meeting, or any postponements or adjournments of the meeting.

If you own shares in street name, you should ask your broker or bank for a legal proxy to bring with you to the meeting. If you do not receive the legal proxy in time, you will not be able to vote your shares at the meeting.

How Many Votes Do I Have?

You will have one vote for every share of Company Common Stock you owned on the Record Date.

How Many Votes Can Be Cast by All Stockholders?

8,067,225 consisting of one vote for each share of Company Common Stock outstanding, excluding 5,334 unvested shares of restricted Common Stock outstanding on the Record Date. There is no cumulative voting.

How Many Votes Must Be Present to Hold the Meeting?

The holders of a majority of the aggregate voting power of the Company's voting Common Stock outstanding on the Record Date, or 4,033,613 votes, must be present in person, or by proxy, at the meeting in order to constitute a quorum necessary to conduct the meeting. If you vote, your shares will be part of the quorum. We urge you to vote by proxy even if you plan to attend the meeting so that we will know as soon as possible whether a quorum has been achieved. Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present.

What is a Broker Non-Vote?

If your shares are held in "street name" through a broker, bank or other nominee (a "**nominee**") and you do not provide voting instructions; your nominee may vote your shares on your behalf only on routine matters, such as the ratification of the selection of the independent registered public accounting firm. The

2

nominee will not be able to vote your shares on matters considered non-routine, for which specific authorization is required under the rules of NYSE MKT. If you do not provide the nominee with voting instructions on a non-routine matter, a "**broker non-vote**" may occur.

Which Proposals Are Considered "Routine" or "Non-routine"?

Proposal 1 (approval of the Schoen Option) and Proposal 2 (approval of the 2014 Plan) are matters that the Company believes will be considered "non-routine."

What if I Abstain? How Will Abstentions and Broker Non-Votes Be Counted?

Abstentions and broker non-votes will be counted for the purpose of determining the number of shares entitled to vote that are present in person or by proxy and for determining whether a quorum is present.

For Proposal 1, approval of the Schoen Option, abstentions and broker non-votes will have the effect of a negative vote.

For Proposal 2, approval of the 2014 Plan, abstentions and broker non-votes will have the effect of a negative vote.

If you own your shares in street name, we encourage you to provide instructions to your brokerage firm by voting your proxy received from your broker. This action ensures your shares will be voted at the special meeting.

What Vote Is Required to Approve Each Proposal?

Proposal 1: To approve the Schoen Option, the affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote on the proposal will be required for approval.

Proposal 2: To approve the 2014 Plan, the affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote on the proposal will be required for approval.

Can I Change My Vote?

Yes. Just send in a new proxy card with a later date or send a written notice of revocation to the Company's Corporate Secretary at the address on the cover of this proxy statement before the special meeting. Also, if you attend the meeting and wish to vote in person, you may request that your previously submitted proxy not be used.

When Will There Be Discretionary Voting Authority?

If you are the stockholder of record and return a signed proxy card without indicating your vote, your shares will be voted as follows: (i) FOR approval of the Schoen Option; (ii) FOR approval of the 2014 Plan, and (iii) your shares may be voted in accordance with the recommendation of management on any other matter that may properly be brought before the meeting and any adjournment of the meeting.

How Can I Access Orchids Paper Products Company's Proxy Materials Electronically?

This proxy statement is available in the Investor Resources section of the Company's website, which can be accessed from the Company's homepage at *http://www.orchidspaper.com* by selecting "Investors" or "Investor Resources".

Who Will Bear the Cost of Soliciting Proxies?

The Company will bear the cost of making solicitations from our stockholders and will reimburse banks and brokerage firms for out-of-pocket expenses incurred in connection with this solicitation. Proxies may be solicited by mail or in person by directors, officers, or employees of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

On the Record Date there were 8,072,559 outstanding shares of the Company's Common Stock, $0.001 par value per share (the "**Common Stock**"). The following tables set forth certain information known to us with respect to beneficial ownership of the Company's Common Stock as of February 1, 2014 by:

- each person known by us to own beneficially more than 5% of the Company's outstanding Common Stock;

- each of the Company's directors;

- each named executive officer; and

- all of the Company's directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("**SEC**") and generally includes voting or investment power over securities. The tables below include the number of shares underlying options, warrants and restricted stock that are currently exercisable or are exercisable within 60 days of February 1, 2014. With respect to each person, beneficial ownership is therefore based on 8,066,809 shares of Common Stock outstanding as of February 1, 2014, plus the number of options, warrants and restricted stock held by such person which are currently exercisable or are exercisable within 60 days of February 1, 2014. Shares of Common Stock subject to options and warrants that are currently exercisable or are exercisable within 60 days of February 1, 2014 are considered outstanding and beneficially owned by the person holding the options or warrants for the purposes of computing beneficial ownership of that person and of the directors and executive officers as a group, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name. Except as otherwise indicated, the address of each of the persons in this table is as follows: c/o Orchids Paper Products Company, 4826 Hunt Street, Pryor, Oklahoma 74361.

Beneficial Owners of More Than Five Percent

The Company is not aware of any person who is a beneficial owner of more than five percent of the Company's Common Stock.

As of February 1, 2014:

Beneficial Ownership of Directors, Director Nominees and Executive Officers

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent Beneficially Owned
Keith R. Schroeder(1)	112,033	1.4%
Douglas E. Hailey(2)	72,900	*
Mark Ravich(3)	34,746	*
John C. Guttilla(4)	42,925	*
Jeffrey S. Schoen(5)	42,500	*
Steven R. Berlin(6)	31,900	*
Elaine MacDonald(7)	5,000	*
All directors and executive officers as a group (7 persons)	342,004	4.2%

---

*   Indicates ownership of less than 1%.

(1) Includes 10,000 shares of Common Stock issuable upon exercise of stock options and 1,000 shares of restricted Common Stock granted under the 2005 Plan held by Mr. Schroeder.

(2) Includes 28,750 shares of Common Stock issuable upon exercise of stock options granted under the 2005 Plan held by Mr. Hailey. Includes 44,150 shares that are held in a margin account.

(3) Includes 8,750 shares of Common Stock issuable upon exercise of stock options granted under the 2005 Plan held by Mr. Ravich. Includes 22,996 shares that are held in a margin account.

(4) Includes 22,500 shares of Common Stock issuable upon exercise of stock options granted under the 2005 Plan held by Mr. Guttilla. Includes 1,675 shares that are held in an IRA and for which Mr. Guttilla disclaims beneficial ownership.

(5) Includes 42,500 shares of Common Stock issuable upon exercise of stock options granted under the 2005 Plan held by Mr. Schoen.

(6) Includes 21,250 shares of Common Stock issuable upon exercise of stock options granted under the 2005 Plan held by Mr. Berlin. All of the shares are held in a brokerage margin account.

(7) Includes 5,000 shares of Common Stock issuable upon exercise of stock options granted under the 2005 Plan held by Ms. MacDonald.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, persons who beneficially own more than ten percent of a registered class of the Company's equity securities, and certain other persons to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC, and to furnish the Company with copies of the forms. Based solely on its review of the forms it received, or written representations from reporting persons, the Company believes that all of its directors, executive officers and beneficial owners of greater than ten percent of the outstanding Common Stock complied with all such filing requirements during 2013 except the following which were filed late: one Form 4 for Snyder covering two transactions; and two Form 4s for Ravich, one covering one transaction and the other covering three transactions.

PROPOSAL 1

APPROVAL OF THE SCHOEN OPTION

Effective November 8, 2013, Jeffrey S. Schoen was appointed as President and Chief Executive Officer of the Company. In connection with Mr. Schoen's appointment, the Board of Directors of the Company, upon the recommendation of the Compensation Committee and subject to stockholder approval, granted to Mr. Schoen an option to purchase 400,000 shares of the Company's Common Stock at the purchase price of $30.25 per share on the terms and conditions set forth in the Option Agreement, which will vest, if at all, upon the price of the Company's Common Stock reaching specified closing prices above the exercise price of the option (the "**Schoen Option**"). The purchase price of $30.25 was the fair market value of the Company's Common Stock on November 8, 2013.

The Schoen Option was not granted under either the 2005 Plan or the 2014 Plan. Under the rules of the NYSE MKT, such a grant made pursuant to a separate, stand-alone stock option agreement must be approved by the Company's stockholders. As a result, the Schoen Option is not exercisable unless and until the Company's stockholders approve such option, and if the Schoen Option is not approved by September 30, 2014 it will be void and of no effect.

Background

One of the primary elements of the compensation of the Company's executive officers is equity-based compensation. The Company, through the Compensation Committee, typically awards stock options to executives at the commencement of employment. Additionally, grants are often made following a significant change in job responsibilities or to meet other retention objectives. Based upon review of compensation paid to executives of the Company's peers, the Compensation Committee determined that the terms of the Schoen Option constitute an appropriate award for this grant because the Schoen Option will create value for Mr. Schoen only if the price of the Company's Common Stock increases. Further, once the trading price of the Common Stock exceeds various thresholds and the Schoen Option (or portions thereof) becomes "in the money", the amount of additional value to be realized by Mr. Schoen will be in direct proportion to further increases in the price of the Common Stock during the period in which the Schoen Option is exercisable. For these reasons, and because we view Mr. Schoen's leadership as critical to the Company's future, the Schoen Option was granted to Mr. Schoen upon his appointment as President and Chief Executive Officer.

The Company believes the Schoen Option is a critical component of Mr. Schoen's total compensation and will help ensure Mr. Schoen's interests are in-line with those of the Company and its stockholders. Further, the Company believes that the Schoen Option is an important retention mechanism with respect to Mr. Schoen. If the stockholders do not approve the Schoen Option, the Company may need to consider awarding Mr. Schoen one or more additional forms of compensation or equity-based compensation to help ensure both that Mr. Schoen's total compensation package is competitive and that the Company is providing appropriate incentives to Mr. Schoen.

Following is a summary of the Schoen Option. This summary is qualified in its entirety by the full text of the Option Agreement, a copy of which is included as *Appendix A* to this Proxy Statement and incorporated by reference herein. You are urged to read the full text of the Schoen Option Agreement in its entirety.

Summary of the Schoen Option

As first reported in the Company's Current Report on Form 8-K filed with the SEC on November 15, 2013, the Company granted the Schoen Option. The Nonqualified Stock Option Agreement with Mr. Schoen provides Mr. Schoen the option to purchase up to 400,000 shares of Common Stock at a purchase price of $30.25 per share. The purchase price is the fair market value of the Common Stock on the date of grant, which was determined by calculating the arithmetic mean between the high and low prices of the Company's Common Stock as reported on November 8, 2013. The Schoen Option will become exercisable, if at all, if and when the share price of the Common Stock closes at a certain percentage of the purchase price of the Schoen Option for three consecutive business days, in accordance with the below vesting schedule, and subject to Mr. Schoen being employed by the Company on such date. However, in no event shall the Schoen Option become vested prior to the date that stockholder approval of the Schoen Option is obtained. If the Schoen Option is not approved by the Company's stockholders prior to September 30, 2014 it will be *void ab initio*.

Share price closes at or above the following percentage of the purchase price for the Schoen Option	Number of shares that become vested
115% (share price $34.788)	100,000
140% (share price $42.35)	100,000
170% (share price $51.425)	100,000
200% (share price $60.50)	100,000

Any unvested portion of the Schoen Option shall expire five years from the date of grant ("**Option Period**"), and the Schoen Option shall terminate 10 years after date of grant. If there is a change in control of the Company within the Option Period, the Schoen Option will immediately become 100% vested for the total number of shares to which the Schoen Option relates.

Certain Federal Income Tax Consequences of the Schoen Option

The following description of the material federal income tax consequences of the Schoen Option is a general summary. State, local, and other taxes may also be imposed in connection with the Schoen Option. This discussion is intended solely for the information of stockholders considering how to vote at the Meeting.

Non-Qualified Stock Option.

The Schoen Option is a non-qualified stock option. No taxable income should be recognized upon the Schoen Option being granted, but, upon exercise, the difference between the fair market value of the shares received and the exercise price paid for the shares will be taxable as ordinary compensation income to Mr. Schoen and will generally be deductible by the Company. The income will constitute wages, subject to FICA taxes and income tax withholding.

Section 409A

Section 409A of the Code governs the payment of non-qualified deferred compensation and sets stringent rules with respect to the payment thereof, which if violated can result in premature income taxation to the recipient along with the imposition of an additional 20% additional income tax on the non-compliant deferred compensation amounts. It is the intention of both Mr. Schoen and the Company that the Schoen Option be exempt from Code Section 409A.

Section 162(m)

Under Section 162(m) of the Code, compensation paid by the Company in excess of $1 million for any taxable year to a "Covered Employee" (which includes Mr. Schoen as President and Chief Executive Officer) generally is not deductible by the Company or its affiliates for federal income tax purposes unless an exemption from such limitation exists. It is the intention of both Mr. Schoen and the Company that the Schoen Option constitutes "performance-based compensation" that is exempt from the deduction limitations of Code Section 162(m). However, there is no guarantee that the Schoen Option will be so treated.

Proposal 1 to approve the Schoen Option requires the affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote on the proposal for approval.

The Board of Directors believes that the approval of the Schoen Option is in the best interest of the Company and its stockholders and therefore recommends that stockholders vote "FOR" Proposal 1.

PROPOSAL 2

APPROVAL OF THE ORCHIDS PAPER PRODUCTS COMPANY 2014 STOCK INCENTIVE PLAN

On February 12, 2014 the Board of Directors approved, subject to stockholder approval, the Orchids Paper Products Company 2014 Stock Incentive Plan (the "**2014 Plan**"). The 2014 Plan proposes to allocate 400,000 shares of Company Common Stock in the aggregate for issuance under the plan, which includes 21,416 shares rolled over from the 2005 Plan (defined below). The Company's adoption of the 2014 Plan is contingent upon the receipt of stockholder approval of the 2014 Plan and does not include the 400,000 shares under the Schoen Option described in Proposal 1.

Options covering 1,181,750 shares of Common Stock have been awarded under the 2005 Plan at exercise prices ranging from $5.18 to $31.125 per share. As of February 10, 2014, an aggregate of 751,834 shares of Common Stock were issued upon exercise of such options, and 113,666 shares were forfeited or expired. As of the same date, options covering 316,250 shares of Common Stock remain outstanding under the 2005 Plan with exercise prices ranging from $5.18 to $31.125 per share, 142,000 of which remain unvested. In addition, 8,000 shares of restricted stock have been issued and remain unvested. See the tables below for additional details.

Background

The Company currently has one equity compensation plan in place that permits the Company to grant various equity based awards, the Orchids Paper Products Company Stock Incentive Plan, which was approved by our Board of Directors and stockholders in April 2005 (the "**2005 Plan**"). The 2005 Plan was established to provide the Company with a means to assist in recruiting, retaining and rewarding certain employees, directors and consultants and to motivate such individuals to exert their best efforts on our behalf by providing incentives through the granting of awards. Initially, 697,500 shares of Company Common Stock were allocated to satisfy awards under the 2005 Plan. In May 2008, the Board of Directors and our stockholders approved an amendment to the 2005 Plan to increase the number of shares allocated to the 2005 Plan by 200,000 shares, from 697,500 to 897,500 shares of Company Common Stock. In 2011, the Board of Directors and our stockholders again approved an amendment to the 2005 Plan to increase the number of shares allocated to the 2005 Plan by 200,000 shares, from 897,500 shares to 1,097,500 shares of Company Common Stock. As of February 10, 2014, only 21,416 shares remain available for future awards under the 2005 Plan, or approximately 2% of the shares reserved. Additionally, by its terms, the 2005 Plan will no longer be available for future grants as of April 14, 2015.

A total of 400,000 shares of Common Stock will be allocated to the 2014 Plan. However, the Company is seeking stockholder approval at this time for the allocation of 378,584 shares of Company Common Stock, because 21,416 shares will be rolled over from the shares previously approved by stockholders for the 2005 Plan.

The Board of Directors is seeking stockholder approval to adopt the 2014 Plan because: (i) our existing 2005 Plan has only 21,416 shares available for future awards; (ii) next year, in April 2015, the 2005 Plan will no longer be available for incentive grants; (iii) our Board of Directors desires the continued flexibility to grant awards that are comparable to awards that our peer group companies have the ability to grant; (iv) our Board of Directors desires the ability to continue to issue options which will qualify as incentive options pursuant to the Internal Revenue Code of 1986, as amended (the "**Code**"); and (v) compliance with Rule 711 of the NYSE MKT Rules, requires stockholder approval of equity compensation plans in which officers, directors, employees, or consultants may participate.

The 2014 Plan is intended to allow the Company to continue to provide incentives to officers, employees, consultants and advisers (including members of the Board of Directors), who contribute to the success of the Company by offering them the opportunity to acquire an ownership interest in it. The Board of Directors believes that the 2014 Plan also will help to align the interests of its management, directors, employees and other personnel with the interests of our stockholders. Our Board of Directors and the Compensation Committee believe that approving the 2014 Plan is in the best interests of the Company and our shareholders because it will permit us to increase the shares available and continue to use such shares to attract and retain key employees by providing them with appropriate equity incentives and allow us to avoid having to undergo the costs of putting in place a new plan in 2015 upon the expiration of the 2005 Plan.

If the adoption of the 2014 Plan is approved by the stockholders, any equity awards previously granted under the 2005 Plan shall continue in full force and effect under the terms of the 2005 Plan and shall not be changed nor modified. Subject to the approval of the 2014 Plan by our stockholders, no further grants shall be made under the 2005 Plan and the remaining 21,416 shares currently available under the 2005 Plan shall be rolled into and allocated to the 2014 Plan to satisfy future equity awards which will be granted under the 2014 Plan.

If the stockholders do not approve the adoption of the 2014 Plan, the Company may be unable to provide adequate stock-based incentives to new or existing officers, directors or employees of the Company.

Summary Description of the 2014 Plan

The following is a summary of the 2014 Plan. This summary is qualified in its entirety by reference to the complete text of the 2014 Plan, a copy of which is attached hereto as *Appendix B* and incorporated by reference. You are urged to read the full text of the 2014 Plan in its entirety.

Purpose. The purpose of the 2014 Plan is to provide us with a means to assist in recruiting, retaining and rewarding certain employees, directors and consultants and to motivate such individuals to exert their best efforts on our behalf by providing incentives through the granting of awards. By granting awards to such individuals, we expect that the interests of the recipients will be better aligned with our interests.

Stock Subject to the 2014 Plan. Currently a total of 400,000 shares of Common Stock have been allocated under the 2014 Plan, subject to stockholder approval (these shares are in addition to the 400,000 shares under the Schoen Option described under Proposal 1). The total number of shares of Stock allocated under the 2014 Plan includes those shares of stock available and now rolled over from the 2005 Plan in the amount of 21,416 shares. Thus, 378,584 shares of Company Common Stock have been newly allocated under the 2014 Plan.

The Company may use shares held in treasury in lieu of authorized but unissued shares. If any award expires or terminates, the shares subject to such award shall again be available for purposes of the 2014 Plan. Any shares used by the participant as payment to satisfy a purchase price related to an award, and any shares withheld by the Company to satisfy an applicable tax-withholding obligation, shall again be available for purposes of the 2014 Plan.

Administration of the 2014 Plan. The 2014 Plan is administered by the Compensation Committee, all of the members of which are independent as required by law. The Compensation Committee has sole discretion over determining individuals eligible to participate in the 2014 Plan and the time or times at which awards will be granted and the number of shares, if applicable, which will be granted under an award. Subject to certain limitations, the Compensation Committee's power and authority includes, but is not limited to, the ability to interpret the 2014 Plan, to establish rules and regulations for carrying out the 2014 Plan and to amend or rescind any rules previously established, to determine the terms and provisions of the award agreements and to make all other determinations necessary or advisable for the administration of the 2014 Plan.

Eligible Persons. Any of our employees and directors, as well as consultants to us, who are selected by the Compensation Committee are eligible to receive awards. The Compensation Committee will consider such factors as it deems pertinent in selecting participants and in determining the type and amount of their respective awards, provided that incentive stock options may only be granted to employees.

Grant of Awards. The types of awards that may be granted under the 2014 Plan are stock options (either incentive stock options or non-qualified stock options), stock appreciation rights, performance-based awards, as well as other stock-based awards and cash-based awards. Awards are evidenced by an agreement and an award recipient has no voting rights as a stockholder with respect to any securities covered by an award until the date the recipient becomes a holder of record of the Company's Common Stock.

The Compensation Committee shall designate the purchase price for each share of stock subject to a non-qualified stock option or incentive stock option under the 2014 Plan, provided that such exercise price shall not be less than 100% of the fair market value of the stock subject to an a non-qualified stock option or incentive stock option on the date the option is granted. With respect to a participant who owns, directly or indirectly, more than 10% of the total combined voting power of all classes of the stock of the Company, or a parent or subsidiary of the Company, the exercise price of the stock subject to an incentive stock option shall be at least 110% of the fair market value of such stock on the incentive stock option's grant date.

Stock appreciation rights granted under the 2014 Plan are subject to the same terms and restrictions as the option grants and may be granted independent of, or in connection with, the grant of options. The Compensation Committee determines the exercise price of stock appreciation rights subject to the limitation that such exercise price shall not be less than 100% of fair market value on the date the stock appreciation right is granted. A stock appreciation right granted independent of an option entitles the participant to payment in an amount equal to the excess of the fair market value of a share of the Company's Common Stock on the exercise date over the exercise price per share, times the number of stock appreciation rights exercised. A stock appreciation right granted in connection with an option entitles the participant to surrender an unexercised option and to receive in exchange an amount equal to the excess of the fair market value of a share of the Company's Common Stock over the exercise price per share for the option, times the number of shares covered by the option which is surrendered. Fair market value is determined in the same manner as it is determined for options.

The Compensation Committee may also grant awards of stock, restricted stock and other awards valued in whole or in part by reference to the fair market value of the Company's Common Stock. These stock-based awards, in the discretion of the Compensation Committee, may be, among other things, subject to completion of a specified period of service, the occurrence of an event or the attainment of performance objectives. Additionally, the Compensation Committee may grant awards of cash, in values to be determined by the Compensation Committee. If any awards are in excess of $1,000,000 such that Section 162(m) of the Internal Revenue Code applies, the Compensation Committee may, in its discretion, alter its compensation practices to ensure that compensation deductions are permitted.

Awards granted under the 2014 Plan are generally not transferable by the participant except by will or the laws of descent and distribution, and each award is exercisable, during the lifetime of the participant, only by the participant or his or her guardian or legal representative, unless otherwise permitted by the Compensation Committee.

Awards Granted.

No awards have been granted under the 2014 Plan.

As of February 10, 2014, only 21,416 shares remain available for future awards under the 2005 Plan, or approximately 2% of the shares reserved. The table below sets forth the number of shares subject to awards which have been granted through February 10, 2014 under the 2005 Plan to (i) our named executive officers, (ii) our named executive officers as a group, (iii) all current directors who are not named executive officers, (iv) all employees, including officers who are not named executive officers, as a group; and (v) former directors, as a group:

As of February 10, 2014:

Award Recipient	Number of Options Awarded	Shares of Restricted Stock Awarded	Total Awarded Under the Stock Incentive Plan
Named Executive Officers:			
Robert Synder	242,000	5,000	247,000
Keith Schroeder	197,500	3,000	200,500
Jeffrey Schoen	42,500	—	42,500
Named Executive Officers as a group	482,000	8,000	490,000
Current directors who are not Named			
Executive Officers:			
Steve Berlin	36,250	—	36,250
John Guttilla	36,250	—	36,250
Doug Hailey	28,750	—	28,750
Elaine MacDonald	5,000	—	5,000
Mark Ravich	8,750	—	8,750
Total	115,000	—	115,000
All employees, including officers who are not			
Named Executive Officers, as a group	482,500	8,000	490,500
Former directors, as a group	102,250	—	102,250
Total	1,181,750	16,000	1,197,750

As of February 10, 2014, there were options to purchase 316,250 shares of Common Stock outstanding under the 2005 Plan at exercise prices ranging from $5.18 to $31.125 per share and 8,000 shares of Common Stock issued and unvested under the 2005 Plan pursuant to restricted stock grants. The weighted average exercise price of the outstanding options was $22.95. The following table sets forth additional details regarding the awards that were made under the 2005 Plan:

As of February 10, 2014:

Shares available for issuance under the 2005 Plan	1,219,166
Options granted and forfeited	(113,666)
Options granted and exercised	(751,834)
Options granted and outstanding	(316,250)
Restricted stock granted and outstanding	(8,000)
Restricted stock granted and forfeited	(8,000)
Shares remaining for issuance under the 2005 Plan	21,416
Total options granted under the 2005 Plan	1,181,750
Total restricted stock granted under the 2005 Plan	16,000
Total awards granted under the 2005 Plan	1,197,750

Options granted under the 2014 Plan will vest as provided by the Compensation Committee at the time of the grant. The Compensation Committee may provide for accelerated vesting or termination in exchange for cash of any outstanding awards or the issuance of substitute awards upon consummation of a change in control, as defined in the 2014 Plan. The currently outstanding employee options vest (i) 20% on the date of grant and then ratably at 20% per year over the following four years, (ii) 33⅓% on the date of grant and then ratably at 33⅓% per year over the following two years, or (iii) based on when the closing price of the Company's Common Stock reaches certain levels as specified in the option agreement. Options granted to members of the Board of Directors vested upon grant.

Amendment.   The 2014 Plan may be amended, altered, suspended or terminated by the administrator at any time. The Company may not alter the rights and obligations under any award granted before amendment of the 2014 Plan without the consent of the affected participant. Unless terminated sooner, the 2014 Plan will terminate automatically in February 2024.

<u>Federal Income Tax Consequences of Awards</u>

The following is a summary of the U.S. federal income tax consequences that generally will arise with respect to awards granted under the 2014 Plan and with respect to the sale of Common Stock acquired under the 2014 Plan. The federal tax laws may change and the federal, state and local tax consequences for any participant will depend upon his or her individual circumstances. The tax consequences for any particular individual may be different.

Incentive Stock Options.   Some options may constitute "incentive stock options" within the meaning of Section 422 of the Code. If we grant an incentive stock option, the recipient is not required to recognize income upon the grant of the incentive stock option, and the Company will not be allowed to take a deduction. Similarly, when a recipient exercises any incentive stock options, provided he or she has not ceased to be an employee of the Company and all affiliates for more than three months before the date of exercise due to a reason other than the employee's death or disability, such employee will not be required to recognize income, and the Company will not be allowed to take a deduction. For purposes of the alternative minimum tax, however, the amount by which the aggregate fair market value of Common Stock acquired on exercise of an incentive stock option exceeds the exercise price of that option generally will be an adjustment included in alternative minimum taxable income for the year in which the incentive stock option is exercised. The Code imposes an alternative minimum tax on a taxpayer whose tentative minimum tax, as defined in Section 55(b)(1) of the Code, exceeds the taxpayer's regular tax.

Additional tax consequences will depend upon how long the recipient holds the shares of Common Stock received after exercising the incentive stock options. If the shares are held for more than two years from the date of grant and one year from the date of exercise of the option, upon disposition of the shares, any gain or loss upon the subsequent sale of the Common Stock will be taxed as a long-term capital gain or loss. If the recipient disposes of shares acquired upon exercise of an incentive stock option which shares were held for two years or less from the date of grant or one year or less from the date of exercise ("**Disqualifying Disposition**"), the recipient generally will recognize ordinary income in the year of the disposition.

To the extent that a recipient recognizes ordinary income, the Company is allowed to take a deduction. In addition, a recipient must recognize as short-term or long-term capital gain, depending on whether the holding period for the shares exceeds one year, any amount that is realized upon disposition of those shares which exceeds the fair market value of those shares on the date of exercise of the option.

Non-Qualified Stock Options.   If a recipient receives a non-qualified stock option, he or she will not recognize income at the time of the grant of the stock option, nor will the Company be entitled to a deduction. However, such person will recognize ordinary income upon the exercise of the non-qualified stock option. The amount of ordinary income recognized equals the difference between (a) the fair market value of the stock on the date of exercise and (b) the amount paid for the stock. The Company will be entitled to a deduction in the same amount. The ordinary income recognized will be subject to applicable tax withholding by the Company. When the shares are sold, any difference between the sales price and the basis (i.e., the amount paid for the stock plus the ordinary income recognized) will be treated as a short-term or long-term capital gain or loss, depending on the holding period of the shares.

Performance-Based Awards/Stock Appreciation Rights.   An award recipient generally will not recognize taxable income upon the grant of performance-based awards or stock appreciation rights. Instead, such person will recognize as ordinary income, and the Company will have as a corresponding deduction, for any cash delivered and the fair market value of any Common Stock delivered in payment of an amount due under the performance award or stock appreciation right. The ordinary income recognized will be subject to applicable tax withholding.

Upon selling any Common Stock received by a recipient in payment of an amount due under a performance award or stock appreciation right, such recipient generally will recognize a short- or long-term capital gain or loss in an amount equal to the difference between the sale price of the Common Stock and the tax basis in the Common Stock, depending on the holding period for the shares.

Other Stock-Based Awards and Cash-Based Awards. The tax consequences associated with any other stock-based award or cash-based award granted under the 2014 Plan will vary depending on the specific terms of the award, including whether the award has a readily ascertainable fair market value, whether or not the award is subject to forfeiture provisions or restrictions on transfer, the nature of the property under the award, the applicable holding period and the recipient's tax basis.

Income Tax Rates on Capital Gain and Ordinary Income. Under current tax law, short-term capital gain and ordinary income will be taxable at a maximum federal rate of 39.6%. Phaseouts of personal exemptions and reductions of allowable itemized deductions at higher levels of income may result in slightly higher effective tax rates. Ordinary compensation income generally will also be subject to the Medicare tax and, under certain circumstances, a social security tax. On the other hand, the relevant long-term capital gain will generally be taxable at a maximum federal rate of 15%.

Effect of Section 162(m) of the Code. Pursuant to Section 162(m) of the Code, we may not deduct compensation of more than $1,000,000 that is paid in a taxable year to an individual who, on the last day of the taxable year, is our chief executive officer or among one of our three other highest compensated officers for that year other than the chief financial officer. The deduction limit, however, does not apply to certain types of compensation, including qualified performance-based compensation. Compensation attributable to incentive stock options and non-qualified stock options granted under the 2014 Plan could be treated as qualified performance-based compensation and therefore not be subject to the deduction limit. The Compensation Committee may structure certain performance-based awards utilizing the performance criteria set forth in the 2014 Plan so that payments under such awards may be treated as qualified performance-based compensation.

Use of New Plan Benefits

The future benefits or amounts that would be received under the 2014 Plan by executive officers and other employees are discretionary and are therefore not determinable at this time. It is anticipated that the 400,000 shares will be granted to executive officers, employees and directors consistent with past practice. This has included awards to executive officers and to directors upon their appointments to such positions, as well as annual awards to directors.

Proposal 2 to approve the 2014 Plan requires the affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote on the proposal for approval.

The Board of Directors believes that the approval of the 2014 Plan is in the best interest of the Company and its stockholders and therefore recommends that stockholders vote "FOR" Proposal 2.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board of Directors of the Company is primarily responsible for reviewing, approving and overseeing Orchids' compensation plans and practices, and works with management and the committee's compensation consultant to establish Orchids' executive compensation philosophy and programs. The committee has reviewed and discussed the Compensation Discussion and Analysis for the year ended December 31, 2013 with management and has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted,

Steven R. Berlin, Chairman
John C. Guttilla
Douglas E. Hailey

The Report of the Audit Committee and the Report of the Compensation Committee on Executive Compensation will not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement or portions thereof into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates this information by reference, and will not otherwise be deemed filed under such Acts.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee is comprised of Steven R. Berlin, who chairs the committee, John C. Guttilla and Douglas E. Hailey, none of whom are employees or current or former officers of the Company, and none of whom had any relationship with the Company required to be disclosed under the section of the proxy captioned "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS." None of the Company's Compensation Committee members and none of the Company's executive officers have a relationship that would constitute an interlocking relationship with executive officers or directors of another entity or insider participation in compensation decisions.

COMPENSATION DISCUSSION AND ANALYSIS

Robert A. Snyder resigned from the Board of Directors effective November 4, 2013, stepped down as President and Chief Executive Officer effective November 8, 2013 and continued to serve in an advisory role during a transition period through his retirement on December 31, 2013. On November 4, 2013, Jeffrey S. Schoen resigned as Chairman of the Board of Directors, the board elected Steven R. Berlin as the new Chairman of the Board effective immediately and appointed Mr. Schoen to succeed Mr. Snyder as President and Chief Executive Officer of the Company effective November 8, 2013.

This section provides information regarding the compensation for Mr. Schoen (President and Chief Executive Officer), Mr. Snyder (former President and Chief Executive Officer), and Mr. Schroeder (Chief Financial Officer), whom we refer to collectively as the "named executive officers." This section includes information regarding the overall objectives of our compensation programs, the means by which we make compensation decisions and each element of compensation that we provide.

The compensation of our named executive officers is composed principally of a base salary, a cash bonus and equity-based compensation in the form of stock options and restricted stock. In addition, our named executive officers are entitled to matching contributions to our 401(k) plan and certain perquisites.

Compensation decisions are made by the Compensation Committee of our Board of Directors, with input from our Chief Executive Officer for compensation of his direct reports.

Objectives of Compensation

In general, the objectives of our compensation programs are to:

- attract and retain key personnel by providing total compensation that is internally equitable and externally competitive;

- motivate key personnel by providing performance-based incentives to achieve our financial goals and long-term business plans; and

- align management's and stockholders' interests by granting stock options and/or other equity-linked compensation.

To achieve these goals, the Compensation Committee implements and maintains compensation plans that tie a substantial portion of our named executive officers' overall compensation to profitability improvement and thus improved stockholder value. Our named executive officers have entered into employment agreements and their base salary is included in the contractual obligations under those agreements. In addition, the Compensation Committee evaluates compensation on an ongoing basis and makes adjustments as it believes are necessary to fairly compensate our executives and to retain their services.

Establishing Executive Compensation

Role of the Compensation Committee. The Compensation Committee discharges the Board of Directors' responsibilities relating to compensation matters. Its role is to review the Company's compensation programs, policies and practices and to set the compensation for each named executive officer.

The Compensation Committee reviews the performance of each named executive officer, the financial and other performance of the Company and considers the appropriate level of compensation for each named executive officer. The Compensation Committee considers the total compensation for each named executive officer as well as the individual elements of their compensation, including base salary and potential cash bonus payments, vested and unvested stock options and restricted stock, perquisites and payments under various termination and change of control scenarios. In setting compensation, the committee's decisions are shaped by the Company's compensation objectives and the market for executive talent based on the committee members' personal experience, contacts in the paper industry, and publicly available information. The Compensation Committee also uses third-party firms, including the web-based Equilar database, on occasion to evaluate base salary for our named executive officers against the base salary of their counterparts at certain comparable public companies.

In the first quarter of each year, the Compensation Committee determines the metrics for the new year's bonus program. With assistance from the Chief Executive Officer and Chief Financial Officer, the Compensation Committee considers the structure of the Company's compensation arrangements and how well that structure furthers the Company's compensation objectives. The Company's Chief Executive Officer participates in the process for setting the compensation for Mr. Schroeder, and both the Chief Executive Officer and the Chief Financial Officer have considerable input in determining the metrics used in the bonus program and in making compensation decisions for other employees.

In January 2014, our Chief Financial Officer determined the initial bonus calculations for the named executive officers based on individual and Company performance against the targets and thresholds set for the 2013 bonus program. Subsequently, in early February 2014 the Chief Financial Officer certified the accuracy and consistency of the calculations and presented them to the Compensation Committee, which then authorized the payments and determined whether any of the discretionary bonus pool available in the bonus plan should be paid to any of the named executive officers.

Role of Compensation Consultants.   Our Compensation Committee views the engagement of compensation consultants as an important part of the process in reviewing, evaluating and setting compensation. Under its charter, the Compensation Committee may, in its sole discretion, retain or obtain advice of a compensation consultant, independent legal counsel or other adviser. The Compensation Committee is directly responsible for the appointment, compensation and oversight of any such consultant, counsel or adviser, and the Company shall provide appropriate funding for payment of reasonable compensation to any such consultant, counsel or adviser, as determined by the committee. In selecting a consultant, counsel or adviser, the Compensation Committee evaluates its independence by considering the following six factors and any other factors the Committee deems relevant to the adviser's independence from management:

- Provision of other services to the Company by the person that employs the consultant.

- Amount of fees paid by the Company to the person that employs the consultant, as a percentage of that person's total revenue.

- Policies and procedures of the person that employs the consultant regarding prevention of conflicts of interest.

- Any business or personal relationship between the consultant and any member of the Committee.

- Ownership by the consultant of the Company's stock.

- Any business or personal relationship between the consultant, or any person that employs the consultant, and any executive officer of the Company.

In September 2013, the Compensation Committee directly engaged Frederick W. Cook & Co. ("**Cook**") to prepare a benchmark study of the Company's compensation. In particular, Cook was asked to conduct a comprehensive review of the compensation paid to the Company's Chief Executive Officer, Chief Financial Officer and top marketing officer against compensation paid to similar positions in certain companies deemed by the Board and management to be competitive with the Company in the hiring of executives. The Compensation Committee used Cook's reports along with other factors to determine any necessary adjustments to the structure of the Company's compensation packages and the defined metrics to be used for the Company's bonus program. The Compensation Committee determined Cook to be an independent consultant with no conflicts of interest and paid Cook $5,700 for its services.

At the beginning of 2013, the Compensation Committee also consulted with Mr. Shuster, then current Chairman of the Board, regarding the compensation packages and bonus program for our executive officers. Pursuant to a consulting agreement with Mr. Shuster, the Company paid Mr. Shuster a pro rated amount of $23,333 in 2013, which amount was for various consulting advice and assistance, including regarding Company compensation.

Role of the Chief Executive Officer. The Chief Executive Officer assists the Compensation Committee in reaching compensation decisions by developing recommended compensation for the Company's other officers and management personnel. The Chief Executive Officer may also consult informally with the Compensation Committee and our Chairman of the Board of Directors prior to presenting his recommendations to the Compensation Committee for their review and discussion to ensure that his recommendations will best reflect our compensation objectives. In 2013, the Chief Executive Officer also prepared recommendations for the metrics of the bonus plan in consultation with the Chief Financial Officer and our Chairman of the Board of Directors.

Role of Stockholders. The Compensation Committee considers stockholder input when setting compensation for named executive officers. At our 2011 annual meeting of stockholders, 83.4% of the votes cast on the advisory vote on executive compensation were in favor of our executive compensation policies. The Board of Directors and the Compensation Committee reviewed these vote results and determined that, given the significant level of support, no major re-examination of our executive compensation policies was necessary at this time. At least once every six years, we are required by the Dodd-Frank Act to provide stockholders with an opportunity to cast a non-binding, advisory vote on the frequency of future advisory votes on executive compensation. At our 2011 annual meeting, our stockholders voted in favor of holding such advisory votes every three years. Accordingly, at that time, the Board determined that the Company's policy will be to include an advisory vote on executive compensation in the Company's annual meeting proxy materials every three years until the next required frequency vote is held. We intend to next solicit input from our stockholders on our executive compensation at the 2014 annual meeting of stockholders.

Role of Employment Agreements. We consider employment agreements to be an important part of recruiting and retaining qualified executive officers. All of the named executive officers have entered into employment agreements with us. Our employment agreements with the named executive officers establish the named executive officers' initial base salary. Robert Snyder's employment agreement had also required that his base salary be increased on an annual basis based on increases to the consumer price index for the Midwest Urban metropolitan area with a population between 50,000 and 1,500,000 people. Mr. Schoen's and Mr. Schroeder's employment agreements do not provide for an automatic increase based on the consumer price index, however, their base salaries are subject to annual review and increase in the discretion of the Board of Directors and the Compensation Committee. Employment agreement terms may also include provisions regarding severance, change-in-control, confidentiality, non-competition and non-solicitation. These employment agreements are described in further detail under the section of this proxy captioned "AGREEMENTS WITH NAMED EXECUTIVE OFFICERS."

Elements of Compensation

Our principal competitors for executive talent are other pulp and paper industry companies as well as other companies in our region. As such, when we consider whether our levels of compensation are externally competitive, we evaluate the market for executive talent based upon the knowledge and experience of the Compensation Committee members, compensation consultants and their contacts in the paper industry. Most of our compensation elements fulfill one or more of our compensation objectives described above. The elements of total compensation for our named executive officers are:

- base salary;

- cash bonus;

- equity-based compensation;

- 401(k) plans; and

- perquisites.

Base salary.   We seek to provide our Chief Executive Officer and Chief Financial Officer with a competitive annual base salary. Base salary is set at a level that is competitive for the responsibilities of the position taking into account our industry and geographic location. In addition, the Compensation Committee considers adjustments to base salary based on both Company and individual performance as well as internal equity within our pay scale. We do so in order to attract and retain a high caliber of talent for these positions, and to provide a fair base wage that is not subject to the Company's performance risk. For the named executive officers, the minimum base salary is established in their employment agreements and, as such, is also subject to the outcome of the Company's negotiations with the executives. Increases to base salary in subsequent years are made at the discretion of our Compensation Committee. Under his employment agreement, Robert Snyder, our former Chief Executive Officer was entitled to increases based upon increases in the applicable consumer price index. However, neither Mr. Schoen's nor Mr. Schroeder's current employment agreements contain such a provision.

In considering the competitiveness of our base salaries, the Compensation Committee relies upon the expertise of its members, the use of third-party consulting firms, and data from a database created by Equilar Inc., an independent executive compensation research firm that draws information from proxy statements and other reports filed with the Securities and Exchange Commission. In 2012, in connection with the execution of employment agreements with the Chief Executive Officer and the Chief Financial Officer, the Compensation Committee consulted a report of the base salary for chief executive officers and, separately, chief financial officers at 40 Midwest-based small publicly traded manufacturing companies, excluding oil and gas companies, which Management and the Compensation Committee believe are representative of the types of companies with which we compete for executive talent. In 2013, the Compensation Committee consulted Cook's review and benchmark study of the compensation of the Company's Chief Executive Officer and Chief Financial Officer in order to establish the terms of Mr. Schoen's compensation package.

The following table lists the base salaries set by the Compensation Committee for each of the named executive officers during each of 2012 and 2013, along with the percentage change from year to year:

Base Compensation

	2012	2013	Percentage Change
Robert A. Snyder(1)	$320,000	$326,400	2.0%
Jeffrey S. Schoen(2)	(2)	$400,000	(2)
Keith R. Schroeder(3)	$206,000	$210,120	2.0%

---

(1)   In January 2012, Mr. Snyder's employment agreement was amended to increase his base salary to $320,000, with no further consumer price index adjustments to occur to his base salary until February 1, 2013 and on each February 1 thereafter. Effective January 1, 2013, Mr. Snyder's base salary was increased to $326,400 to correspond with the 2.0% increase in the consumer price index.

(2)   Mr. Schoen was not a named executive officer in 2012. In November 2013, Mr. Schoen was appointed Chief Executive Officer. Pursuant to his employment agreement, his initial base salary

is $400,000 per year and is subject to an annual review by the Compensation Committee. Mr. Schoen was paid a pro rated amount of $53,846 in base salary for the period he served as Chief Executive Officer in 2013.

(3) Mr. Schroeder's base salary is subject to an annual review by the Compensation Committee. Effective January 1, 2013, Mr. Schroeder's base salary was increased to $210,120 per year.

In January 2012, in connection with the amendment of Mr. Snyder's employment agreement, the Compensation Committee reviewed Mr. Snyder's compensation and the data in an Equilar report of base salaries for chief executive officers at similar public companies. Mr. Snyder's base salary was increased to $320,000 per year effective January 1, 2012. Effective January 1, 2013, Mr. Snyder's base salary was increased to $326,400 to correspond with the 2.0% increase in the consumer price index. In January 2012, the Compensation Committee reviewed Mr. Schroeder's compensation and the data in an Equilar report of base salaries for chief executive officers at similar public companies, and effective January 1, 2012, Mr. Schroeder's base salary was increased to $206,000 per year. Effective January 1, 2013, Mr. Schroeder's base salary was increased 2.0%, to $210,120 per year. In November 2013, in connection with the appointment of Mr. Schoen as Chief Executive Officer, the Compensation Committee reviewed the current base salary of the position of Chief Executive Officer and the reports provided by Cook in its compensation review. Mr. Schoen's base salary was set at $400,000 per year. The Company paid Mr. Schoen a pro rata amount of $53,846 of his base salary in 2013 for the period in which he served as Chief Executive Officer.

Cash bonus. The Company has a performance bonus program based on formulas, including target metrics and potential bonus ranges based on the elements critical to the Company's financial results. The Company's principal financial metric is earnings before interest expense, taxes, depreciation, and amortization ("**EBITDA**"). The EBITDA cash bonus goals are established based upon results from the previous year and evaluation of expectations for business for the coming year, taking into account market conditions, capital invested for efficiency and growth, fiber prices and other factors. The Compensation Committee considers the current economic conditions and business environment on both a micro and macro basis. Macro factors include the expected state of the economy and energy and raw material prices. Micro factors include competitive conditions, capacity in the tissue products industry both on a regional and national basis, and consumer trends and how they impact our customers' requirements for our products. For purposes of the bonus calculation, we exclude estimated bonus accruals from the EBITDA calculation. In addition, for purposes of the bonus calculation, the Compensation Committee may, in its discretion, exclude unusual costs from the EBITDA calculation. In general, the Compensation Committee begins working with our executive officers late in the current year to establish performance goals for the following year. The employment agreements for each of the Company's named executive officers provide that cash bonus compensation is capped at 100% of their respective base salary. The Company's Chief Financial Officer certifies the accuracy and consistency of the bonus calculation and presents the calculations to the Compensation Committee in the first quarter of each year and at other times as requested by the Compensation Committee.

In 2013, the cash bonus program included metrics for EBITDA, paper making production (based on tons of paper produced per day), and the converting process (based on our hourly labor cost per case of converted product produced). Cash bonuses for named executive officers for their work in 2013 were determined based on the Company's performance against predetermined targets and thresholds for each of the three metrics for the fiscal year. The program was designed such that those who could most affect a Company's performance metric would have the largest portion of their total potential compensation at risk with respect to such metric. In addition, the range of thresholds and corresponding payouts for each metric were established to provide a graduated payout scale. The Compensation Committee has historically placed greatest emphasis on EBITDA. If the Company did not achieve the minimum EBITDA performance threshold, the named executive officers were not entitled to receive bonus payouts based on paper making production metrics or converting production metrics regardless of whether those metrics had been achieved. Each of our named executive officers had a target bonus of 60% of base salary, which was $195,840 for Mr. Snyder, $126,072 for Mr. Schroeder, and $32,308 for Mr. Schoen based on his pro rated salary for 2013.

In 2013, the cash bonus program also allowed for subjectively based awards from a discretionary bonus pool. Historically, the Company has not granted significant subjectively determined bonuses under the performance bonus program. The Compensation Committee had desired the flexibility to award both named executive officers and other salaried employees for specific performance not covered in the performance metrics of the bonus plan to retain key personnel. The Compensation Committee set the amount of the discretionary bonus pool each year after considering recommendations from the Chief Executive Officer, the Chief Financial Officer and the Chairman of the Board of Directors. For 2013, the amount available in the discretionary bonus pool for employees other than named executive officers was $225,000. No discretionary bonuses were granted to our named executive officers for 2013.

The following table shows the 2012 and 2013 bonus payments for each of our named executive officers:

Bonus

	Actual 2012	Actual 2013	Percentage Change
Robert A. Snyder	$161,696	$134,451	−16.8%
Jeffrey S. Schoen	(1)	$ 26,381	(1)
Keith R. Schroeder	$106,174	$ 95,025	−10.5%

(1) Mr. Schoen began serving as Chief Executive Officer as of November 8, 2013. His bonus was pro rated for the period in which he served as Chief Executive Officer in 2013.

The table below shows the Company's 2013 performance thresholds for EBITDA and the corresponding percentage of the bonus award to be weighted with the other bonus metrics. For 2013, the final EBITDA calculation was $27,533,000, which means the named executive officers received approximately 45% of the EBITDA portion of their bonus.

EBITDA Performance Thresholds

2013 Goals	Percent of EBITDA bonus achieved(1)
<$23,885,000	0%
24,000,000	10%
25,000,000	20%
26,000,000	30%
27,000,000	40%
28,000,000	50%
28,500,000	60%
29,000,000	70%
29,500,000	80%
30,000,000	90%
31,000,000	100%
32,500,000	110%
34,000,000	120%

(1) Actual bonus percentage was prorated between thresholds and weighted with the other bonus metrics for 2013. Any level of the weighted metrics above the 100% maximum would not necessarily result in additional bonus above the 100% maximum but may be reviewed and awarded by the Board of Directors in its sole discretion.

The following tables show the Company's 2013 performance thresholds for converting production and parent roll manufacturing and the corresponding percentage of the bonus award tied to each metric that is payable if the Company meets such threshold. For 2013, the Company's hourly labor cost per case was $1.24, which means the named executive officers received approximately 6% of the converting production portion of their bonus, and the Company produced an average of 160.9 tons of paper per day, which means the named executive officers received approximately 84% of the parent roll manufacturing portion of their bonus.

Converting Production Thresholds(1) (hourly labor cost per finished product case)		Parent Roll Manufacturing Thresholds(3) (tons/day)	
2013 Goals	Percent of converting production bonus achieved(2)	2013 Goals	Percent of parent roll manufacturing bonus achieved(4)
>$1.25	0%	<155.0	0%
1.20	30%	156.0	25%
1.18	50%	157.0	40%
1.15	75%	158.0	50%
1.10	100%	159.0	60%
		160.0	80%
		165.0	100%

(1) Actual bonus percentage was calculated on a prorated basis between thresholds. The percentages are presented as a percent of the converting production metric, which comprised 10% of total bonus.

(2) The converting production metric was based on our hourly labor cost per case of converted product produced, which was determined by adding all hourly labor costs of converting the product (including wages, taxes and fringe benefits of employees running the converting lines and working in the warehouse, but excluding managerial costs), divided by the total number of cases produced.

(3) The parent roll manufacturing metric was based on the daily average tons of paper produced.

(4) Actual bonus percentage was calculated on a prorated basis between thresholds. The percentages are presented as a percent of the parent roll manufacturing metric, which comprised 10% of total bonus.

The tables below summarize the weighted bonus metrics for the payment of 2013 cash bonuses.

Weighted Operating Metrics as a Percentage of Total Bonus

Metric	Robert A. Snyder Composition of 2013 Bonus	Actual 2013 Payment
EBITDA	80%	$105,205
Converting Production	10%	$ 1,959
Paper Making Production	10%	$ 27,287
Total	100%	$134,451

Metric	Keith R. Schroeder Composition of 2013 Bonus	Actual 2013 Payment
EBITDA	80%	$76,198
Converting Production	10%	$ 1,261
Paper Making Production	10%	$17,566
Total	100%	$95,025

Metric	Jeffrey S. Schoen(1) Composition of 2013 Bonus	Actual 2013 Payment(1)
EBITDA	80%	$21,154
Converting Production	10%	$ 350
Paper Making Production	10%	$ 4,877
Total	100%	$26,381

(1) The bonus amounts shown for Mr. Schoen were pro rated for the period in which he served as Chief Executive Officer in 2013.

For 2014, the Compensation Committee has decided to streamline the bonus structure to strictly an EBITDA metric, because it believes that the named executive officers should be encouraged to consider all means for improving EBITDA, including converting production and paper making production as well as other operational and financial means for improving overall financial results. By eliminating the specific bonus metrics for paper making production and converting production, this provides our named executive officers and other employees a more focused and team-driven environment to improve earnings through cost reduction programs, efficiency improvement programs and sales improvement programs to help drive total earnings of the Company. For 2014, the Compensation Committee has also eliminated the discretionary bonus pool in favor of more formula-driven awards. The committee believes that performance-based awards for all employees will further improve focus and teamwork across the Company to increase earnings. As of the date of the printing of this Proxy Statement, the Compensation Committee was in the processes of reviewing the prior year's EBITDA levels and setting bonus thresholds for 2014.

In February 2014, the Company adopted a claw back policy to help protect the interests of its stockholders. The Company's claw back policy further aligns the interests of our executives with the stockholders. Under our claw back policy, our Board of Directors may adjust or cancel, or require recovery of, any incentive-based compensation from current or former executives if the Company has to issue an accounting restatement based on erroneous data due to material non-compliance with any financial reporting requirement under federal securities laws that affect directly or indirectly the objective and subjective metrics used to determine bonuses and equity awards.

Equity-based compensation.   Orchids' 2005 Plan provides for awards of Stock Options, Stock Appreciation Rights and other stock based awards, including awards of restricted stock. The 2005 Plan's purpose is to provide the Company with a means to assist in recruiting, retaining, and rewarding certain employees, directors, and consultants and to motivate such individuals to exert their best efforts on behalf of the Company by providing incentives through the granting of awards. By granting awards to such individuals, the Company expects that the interests of the recipients will be better aligned with those of the Company.

The Company's Compensation Committee is the administrator of the 2005 Plan. Subject to the express provisions of the plan, the committee has plenary authority, in its discretion, to determine the individuals to whom, and the time or times which, awards shall be granted and the number of shares, if applicable, to be subject to each award. In making such determinations, the committee may take into account the nature of services rendered by the respective individuals, as well as their present and potential contributions to the Company's success. The Compensation Committee reviews and approves stock-based awards to executive officers based upon a number of factors, including the number of shares vesting for each named executive officer in each year and the amount of equity held by each named executive officer in the aggregate, its assessment of individual performance, and retention considerations.

Over the past two years, the Company has granted various types of equity awards to its named executive officers. The options granted by the Company in 2012 were time-vested options. They vested in three equal installments, beginning on the date of grant and on each of the two subsequent anniversaries of the date of grant.

In 2013, in an effort to reduce dilution of the Company's Common Stock but provide dividend incentive to the grantee, the Company made a one-time grant of restricted stock awards to its named executive officers, with the initial vesting date being on the first anniversary of the grant date. On February 13, 2013, Mr. Snyder was awarded 5,000 shares of restricted stock and Mr. Schroeder was awarded 3,000 shares of restricted stock, vesting in equal installments over a period of three years beginning on February 13, 2014.

Beginning with the appointment of Mr. Schoen as Chief Executive Officer in November of 2013 and the grant of the Schoen Option (described in Proposal 1 of this Proxy Statement), the Company began awarding performance-based options rather than time-vested options and grants of restricted stock. The Board of Directors believes that our stockholders' interests are better represented by the granting of performance-based options that will become exercisable, if at all, if and when the share price of the Common Stock closes at certain percentages above the exercise price of the option. Any unvested portion of the option will expire five years from the date of grant. The Compensation Committee believes that this type of performance-based vesting schedule better aligns the goals of our executives with the goals of our stockholders and the performance of the Company. In November 2013, the Compensation Committee granted Mr. Schoen a performance-based option to purchase 400,000 shares of Common Stock. In February 2014, the Compensation Committee granted several members of the management team performance-based options to purchase shares of Common Stock, including a grant to Mr. Schroeder of an option to purchase 25,000 shares of Common Stock. The performance criteria for Mr. Schroeder's option and the options granted to the other members of management were conformed to those of Mr. Schoen's option so that the key members of management are aligned in their efforts to increase shareholder value. Each of these performance based options will vest, if at all, in four equal installments as follows: one quarter of the shares will vest when the price of the Company's Common Stock closes at or above $34.788 for three consecutive business days; one quarter of the shares will vest when the price of the Company's Common Stock closes at or above $42.35 for three consecutive business days; one quarter of the shares will vest when the price of the Company's Common Stock closes at or above $51.425 for three consecutive business days; and one quarter of the shares will vest when the price of the Company's Common Stock closes at or above $60.50 for three consecutive business days. The Company believes that having all members of senior management striving for these same targets will enhance teamwork and motivate better performance.

The following table shows the vested equity for each named executive officer as of December 31, 2013, the number of shares vesting each year until the award is fully vested and the aggregate number of shares subject to the outstanding grants. On December 31, 2013, 5,000 unvested shares of restricted stock were forfeited by Mr. Snyder and returned to the Company for use in future grants.

Vested Equity

	Vested Year-end 2013	2014	2015	2016	Total Option and Restricted Stock Shares
Robert A. Snyder(1)	—	—	—	—	—
Jeffrey S. Schoen(2)	42,500	—	—	—	42,500
Keith R. Schroeder(3)	6,666	4,334	1,000	1,000	13,000

(1) On February 13, 2013, Mr. Snyder was awarded 5,000 shares of Restricted Stock under the 2005 Plan, vesting in equal installments over a period of three years beginning on February 13, 2014. On December 31, 2013, Snyder's 5,000 unvested restricted stock shares were forfeited.

(2) Mr. Schoen holds 42,500 vested options to purchase the Company's Common Stock. All of these options were granted to Mr. Schoen as a member of the Board of Directors under the 2005 Plan.

(3) On February 13, 2013, Mr. Schroeder was awarded 3,000 shares of Restricted Stock under the 2005 Plan, vesting in equal installments over a period of three years beginning on February 13, 2014. Mr. Schroeder also holds 10,000 options to purchase the Company's Common Stock. At December 31, 2013, 6,666 of these options were vested, while 3,334 vested on January 19, 2014. In addition to the equity listed in this chart, on February 4, 2014, Mr. Schroeder was awarded an option to purchase 25,000 shares of the Company's Common Stock at an exercise price of $30.88 per share. This option vests, if at all, in four equal tranches if and when the share price of the Company's Common Stock closes at or above each of $34.788, $42.35, $51.425 and $60.50 for three consecutive business days.

401(k) plans. We have three 401(k) retirement savings plans. One covers all non-union employees, one covers the Company's union employees in the paper mill, and one covers the Company's union employees in the converting facility. Our executive officers are covered by the non-union plan. The Company may make matching or additional contributions to the plan, to be determined annually by the Compensation Committee, for the benefit of all participants. As of January 1, 2013, we changed from a four year vesting schedule to immediate vesting in the 401(k) plan. In addition, our employer match changed from 87.5% of a salaried employee's deferrals up to 8% of wages paid to 100% of a salaried employee's deferrals up to the first 3% of wages paid, 50% of the next 2% and 100% of next 3%, which deferrals are limited by the IRS prescribed maximum.

Perquisites. We offer a very limited array of perquisites to our named executive officers. All salaried employees of the Company receive a term life insurance benefit of one year's base salary while employed by the Company, as well as short-term and long-term disability insurance coverage. The Company believes that these certain limited perquisites are an important element of compensation for attracting and retaining high caliber executive officers, but that perquisites are not the most effective means of achieving the Company's compensation objectives.

Severance, change in control, and other post-employment payments. The Company's named executive officers have severance and change in control provisions as part of their employment agreements. The purpose of these provisions is to aid in retention and recruitment. In addition, by providing for change of control payments, we are able to encourage continued attention and dedication to assigned duties during periods involving a possible change in control of the Company and protect the earned benefits of the officer against adverse changes resulting from a change in control. The level of payments provided under these provisions is consistent with what the Compensation Committee views as common industry practices. These arrangements are described in greater detail in the section of the proxy captioned "EXECUTIVE COMPENSATION—Potential Payments Upon Termination or Change in Control."

EXECUTIVE COMPENSATION

The following table sets forth certain information concerning the compensation of Robert A. Snyder, the Company's former Chief Executive Officer, Jeffrey S. Schoen, the Company's current Chief Executive Officer, and Keith Schroeder, the Chief Financial Officer, the Company's only executive officers in 2011, 2012 and 2013. Robert A. Snyder served as Chief Executive Officer from 2011 through November 8, 2013, and Jeffrey S. Schoen has served as Chief Executive Officer since November 8, 2013. There were no other executive officers whose aggregate cash compensation exceeded $100,000 during the applicable years. We refer to these persons as the "**named executive officers**" elsewhere in this proxy statement. The chart below provides information regarding Mr. Schoen solely for 2013, the first year that Mr. Schoen became a named executive officer.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Option Awards(2)	Non-Equity Incentive Plan Compensation(3)	All Other Compensation	Total
Robert A. Snyder	2013	$325,907	$—	$108,475(4)	$ —	$134,451	$26,402(8)	$595,235
Former President and	2012	$320,000	$—	$ —	$92,197(5)	$161,696	$25,841(9)	$599,734
Chief Executive Officer	2011	$276,334	$—	$ —	$ —	$100,735	$46,260(10)	$423,329
Jeffrey S. Schoen	2013	$ 53,846	$—	$ —	$79,200(6)	$ 26,381(7)	$80,800(11)	$240,227
Current President and Chief Executive Officer								
Keith R. Schroeder	2013	$209,565	$—	$ 65,085(5)	$ —	$ 95,025	$19,353(12)	$389,028
Chief Financial Officer	2012	$206,000	$—	$ —	$54,233(5)	$106,174	$23,649(13)	$390,056
	2011	$196,883	$—	$ —	$ —	$ 64,534	$18,439(14)	$279,856

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(1)   The amounts in this column represent the grant date fair value of restricted stock granted to each named executive officer, determined by calculating the arithmetic mean between the high and low prices of the Company's Common Stock as reported on the grant date.

(2)   The amounts in this column represent the grant date fair value of stock options granted to each named executive officer, determined using the Black-Scholes option pricing model, in accordance with FASB ASC Topic 718. The amounts in this column reflect our accounting expense for these awards and do not correspond to the actual value that will be recognized by each named executive officer. For the relevant assumptions used in determining the fair value of stock option awards, refer to "Stock Option Expense" in Note 1 and Note 9—Stock Incentive Plan to the Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on March 11, 2013.

(3)   These are performance bonus amounts earned based on performance criteria established at the beginning of each year pursuant to the annual incentive bonus plan, but are typically paid in the year following.

(4)   On February 13, 2013, Mr. Snyder received 5,000 shares of restricted Common Stock and Mr. Schroeder received 3,000 shares of restricted Common Stock, subject to vesting over a period of three years beginning on February 13, 2014. As of December 31, 2013, 5,000 unvested shares of Snyder's restricted stock were forfeited.

(5)   On January 19, 2012, Mr. Snyder received a stock option to purchase 17,000 shares of Common Stock and Mr. Schroeder received a stock option to purchase 10,000 shares of Common Stock, subject to vesting over a period of two years.

(6)   On May 16, 2013, Mr. Schoen received a fully vested stock option to purchase 15,000 shares of Common Stock during his tenure as a member of the Board of Directors.

(7)   This is a pro rated bonus amount based on Mr. Schoen's length of service in 2013.

(8)   Consists of $20,125 of matching Company contributions to the Company's 401(k) plan and a payment of one week's salary of $6,277 in lieu of accrued vacation time in accordance with Company policy.

(9)   Consists of $19,687 of matching Company contributions to the Company's 401(k) plan and a payment of one week's salary of $6,154 in lieu of accrued vacation time in accordance with Company policy.

(10)   Consists of a gross up payment of $21,552 for Mr. Snyder's relocation to Oklahoma, $19,250 of matching Company contributions to the Company's 401(k) plan and a payment of one week's salary of $5,458 in lieu of accrued vacation time in accordance with Company policy.

(11) Consists of $80,800 in fees earned by Mr. Schoen in 2013 as a member of the Board of Directors for attending meetings of the Board of Directors, the Audit Committee and the Nominating and Corporate Governance Committee during 2013. See also "Summary Board of Directors Compensation."

(12) Consists of $15,312 of matching Company contributions to the Company's 401(k) plan and a payment of one week's salary of $4,041 in lieu of accrued vacation time in accordance with Company policy.

(13) Consists of $19,687 of matching Company contributions to the Company's 401(k) plan and a payment of one week's salary of $3,962 in lieu of accrued vacation time in accordance with Company policy.

(14) Consists of $14,609 of matching Company contributions to the Company's 401(k) plan and a payment of one week's salary of $3,830 in lieu of accrued vacation time in accordance with Company policy.

2013 Grants of Plan-Based Awards

Each year, based upon the recommendations of the Compensation Committee, the Company sets forth a cash bonus program based on target metrics critical to the Company's financial results. In 2013, the bonus program was based on formulas and potential bonus ranges. If the EBITDA minimum threshold was achieved, named executive officers were eligible to receive cash bonus payments based on performance in the operating metrics of EBITDA, paper making production and converting production. The following table summarizes annual cash incentive opportunities provided to named executive officers in 2013.

Name	Grant Date	Estimated future payouts under non-equity incentive plan awards(1)		
		Threshold ($)	Target ($)	Maximum ($)
Robert Snyder	March 20, 2013	$3,264	$195,840	$326,400
Keith R. Schroeder	March 20, 2013	$2,101	$126,072	$210,120
Jeffrey S. Schoen	January 23, 2014(2)	$4,000	$240,000	$400,000

(1) These columns show the potential value of the payout for each named executive officer if the threshold, target or maximum goals are satisfied for all performance measures under our executive cash incentive plan for the year. The potential payouts are performance-driven and therefore completely at risk. The business measurements, performance goals and salary and bonus multiples for determining the payout are described in the "COMPENSATION DISCUSSION AND ANALYSIS."

(2) On January 23, 2014, the Company entered into an Employment Agreement with Mr. Schoen, effective November 8, 2013, that included Mr. Schoen in the 2013 cash bonus program.

The Company's 2005 Plan provides for grants of stock options, stock appreciation rights, performance-based awards, as well as other stock based awards and cash based awards. With respect to executive officers and directors, the Company makes equity awards under the 2005 Plan to encourage them to focus on long-term Company performance. On February 13, 2013, Mr. Snyder was awarded 5,000 shares of Restricted Stock and Mr. Schroeder was awarded 3,000 shares of Restricted Stock, each with a grant date fair value of $21.695 per share, vesting in equal installments over a period of three years beginning on February 13, 2014, and each with a right to receive dividends. On December 31, 2013, 5,000 unvested shares of restricted stock were forfeited by Mr. Snyder and returned to the Company for use in future grants.

The following restricted stock and stock option grants were made to our named executive officers during the year ended December 31, 2013:

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)(1)	Closing Price of Stock on Grant Date	Grant Date Fair Value of Stock and Option Awards
Robert A. Snyder	February 13, 2013	5,000(2)		$21.695	$21.63	$108,475
Keith R. Schroeder(3) . .	February 13, 2013	3,000		$21.695	$21.63	$ 65,085
Jeffrey S. Schoen	May 16, 2013		15,000(4)	$ 22.95	$23.00	$ 79,200
	November 8, 2013(5)		400,000	$ 30.25	$30.80	(5)

(1) The exercise or base price is the fair market value of the Company's Common Stock on the grant date, which is an amount equal to the arithmetic mean between the high and low prices of the stock as reported on such date.

(2) On December 31, 2013, Mr. Snyder's 5,000 shares of unvested restricted stock were forfeited and returned to the Company for use in future grants.

(3) This award was granted under the 2005 Plan. In addition to this award, on February 4, 2014, under the 2005 Plan, Mr. Schroeder was awarded an option to purchase 25,000 shares of the Company's Common Stock at an exercise price of $30.88 per share, vesting, if at all, in four equal tranches if and when the share price of the Company's Common Stock closes at or above each of $34.788, $42.35, $51.425 and $60.50 for three consecutive business days.

(4) This grant was awarded to Mr. Schoen as a member of the Board of Directors under the 2005 Plan.

(5) This grant was a stand-alone grant awarded to Mr. Schoen in connection with his appointment as Chief Executive Officer and is subject to stockholder approval on or before September 30, 2014 (See Proposal 1 in this Proxy Statement). A preliminary valuation of the Schoen Option as of November 8, 2013 indicated compensation expense of $1,900,000 which would be amortized over a service period not to exceed 2.6 years. If the Schoen Option is approved by the stockholders, a final valuation will be calculated and the actual grant date fair value will be determined as of the date of such approval.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information on the holdings of stock options by the named executive officers as of December 31, 2013. Mr. Snyder had no outstanding equity awards as of December 31, 2013.

			Option Awards			
	Grant Date(1)	Number of Stock Options Granted	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date(1)
Jeffrey S. Schoen(2)	February 2, 2007	3,750	3,750	—	$ 8.58	February 2, 2017
	June 19, 2007	3,750	3,750	—	$ 5.18	June 19, 2017
	May 20, 2008	3,750	3,750	—	$ 7.48	May 20, 2018
	May 19, 2009	3,750	3,750	—	$ 17.60	May 19, 2019
	May 19, 2010	3,750	3,750	—	$ 13.84	May 19, 2020
	May 19, 2011	3,750	3,750	—	$ 11.95	May 19, 2021
	May 17, 2012	5,000	5,000	—	$17.845	May 17, 2022
	May 16, 2013	15,000	15,000	—	$ 22.95	May 16, 2023
Keith R. Schroeder(3) . . .	January 19, 2012	10,000	6,666	3,334	$ 18.77	January 19, 2022

(1) The expiration date of each option occurs ten years after its date of grant.

(2) On November 8, 2013, Mr. Schoen was granted an option to purchase 400,000 shares of the Company's Common Stock (see Proposal 1 in this Proxy Statement). The Schoen Option must be approved by stockholders on or before September 30, 2014 to become exercisable.

(3) In addition to the award listed on this chart, in February 4, 2014, Mr. Schroeder was granted an option to purchase 25,000 shares of the Company's Common Stock at an exercise price of $30.88 per share, vesting if and when the Company's Common Stock closes at or above certain designated prices for three consecutive business days.

The following table sets forth information on the holdings of restricted stock by the named executive officers as of December 31, 2013. Mr. Schoen and Mr. Snyder had no restricted stock as of December 31, 2013.

| | Grant Date(1) | Number of Shares or Units of Stock Granted | Stock Awards | |
			Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Keith R. Schroeder	February 13, 2013	3,000	3,000	$98,520

The table below provides the grant date for each outstanding equity award at the end of fiscal 2013 and the respective vesting schedule:

| | Grant Date(1) | Number of Stock Options Granted | Number of Shares or Units of Stock Granted | Vesting Period | | | | |
				Prior to 2013	2013	2014	2015	2016
Jeffrey S. Schoen(2) . . .	February 2, 2007	3,750		3,750	—	—	—	—
	June 19, 2007	3,750		3,750	—	—	—	—
	May 20, 2008	3,750		3,750	—	—	—	—
	May 19, 2009	3,750		3,750	—	—	—	—
	May 19, 2010	3,750		3,750	—	—	—	—
	May 19, 2011	3,750		3,750	—	—	—	—
	May 17, 2012	5,000		5,000	—	—	—	—
	May 16, 2013	15,000		15,000	—	—	—	—
Keith R. Schroeder(3) . .	January 19, 2012	10,000		3,333	3,333	3,334	—	—
	February 13, 2013		3,000	—	—	1,000	1,000	1,000

(1) The expiration date of each option occurs ten years after its date of grant.

(2) Mr. Schoen's option to purchase 400,000 shares of the Company's Common Stock will vest, if at all, if and when the share price of the Company's Common Stock closes at a certain percentage of the purchase price, as outlined in Proposal 1 of this Proxy Statement.

(3) In addition to the equity awards listed in this chart, on February 4, 2014, Mr. Schroeder was awarded an option to purchase 25,000 shares of the Company's Common Stock at an exercise price of $30.88 per share, vesting, if at all, in four equal tranches if and when the share price of the Company's Common Stock closes at or above each of $34.788, $42.35, $51.425 and $60.50 for three consecutive business days.

Option Exercises and Stock Vested in Last Fiscal Year

Our named executive officers had no restricted stock that vested in 2013. Our named executive officers exercised the following options during the fiscal year ended December 31, 2013:

| Name | Option Awards | |
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Robert A. Snyder	196,334	$3,674,661
Keith R. Schroeder	162,500	$3,306,009

Potential Payments Upon Termination or Change in Control

The following table sets forth the potential payments to our named executive officers under existing agreements for various scenarios involving a change in control or termination of employment, assuming termination or change in control occurred on December 31, 2013.

	Termination With Cause	Termination Due to Death or Disability	Termination Without Cause (or For Good) Reason) Within 12 Months After Change In Control(1)(2)	Termination Without Cause (or For Good) Reason) More Than 12 Months After Change In Control(1)	Termination Without Cause	Termination For Good Reason	Termination By Employee Other than For Good Reason
Robert A Snyder . . .	$—	$ —	$896,721	$570,321	$326,400	$326,400	$—
Jeffrey S. Schoen . .	$—	$26,381(3)	$980,898	$ —	$ —	$ —	$—
Keith R. Schroeder .	$—	$ —	$565,669	$355,549	$210,120	$210,120	$—

(1) The payments upon a change in control include the value of the executive's unvested stock options and unvested restricted stock which would vest upon such an event, calculated using the closing market price of the Company's Common Stock at December 31, 2013.

(2) Includes two years' worth of salary.

(3) This amount represents Mr. Schoen's pro rated bonus for 2013.

The Company has agreed, in the respective employment agreements, to provide the Company's Chief Executive Officer and the Company's Chief Financial Officer with certain payments in connection with their severance from employment. These employment agreements were designed to provide a competitive compensation package to the named executive officers, encourage continued attention and dedication to assigned duties during periods involving a possible change in control of the Company and to protect the earned benefits of the officer against adverse changes resulting from a change in control. Severance payments would not be made in the event the named executive officer is terminated for cause or if he terminates his employment other than for good reason.

If Mr. Schoen's employment is terminated without cause or for good reason within 12 months following a change in control event, then subject to execution of a release agreement Mr. Schoen is entitled to: (i) all earned and accrued but unpaid base salary, and (ii) severance consisting of an amount equal to two years of base salary plus an amount equal to twice the average of the annualized previous two bonus payments (but excluding the Stock Threshold Bonus described in Proposal 1 of this Proxy Statement), payable in one lump sum. In the event of Mr. Schoen's death or disability, the Company would be obligated to pay Mr. Schoen's estate all earned and accrued but unpaid base salary, and a pro-rated bonus.

Mr. Schroeder is entitled to a severance payment of one year's salary if the Company terminates him without cause or if he terminates his employment for good reason, and no severance payment if he is terminated for cause or if he terminates his employment other than for good reason. If the Company terminates Mr. Schroeder without cause or if he terminates his employment for good reason within the 12 months following a change of control, he is entitled to a severance payment of two year's salary.

In addition, upon a change in control, all stock options and restricted stock under the 2005 Plan vest immediately.

Cause is defined in the Company's employment agreements as:

• the employee engages in willful misconduct which is materially injurious to the Company;

• the employee is convicted, or enters a plea of *nolo contendere* with respect to a felony;

• the employee engages in fraud or dishonesty in connection with the business of the Company;

• the employee's abuse of or dependency on alcohol or drugs (illicit or otherwise);

• the employee breaches their contractual agreement; or

- the employee fails to perform lawful directives, including, without limitation, any failure to regularly report to the office.

Good reason is defined in the Company's employment agreements as:

- the employee is required to relocate permanently;

- the employee's duties are materially diminished;

- the employee is required to regularly report to another person than the Board of Directors or as designated; or

- the Company breaches its contractual agreement.

The definition of Change in control in the Company's employment agreements includes:

(i) any one person or more than one person acting as a group, acquires ownership of stock of the Company that, together with stock held by such person or group constitutes more than 50% of the total fair market value or total voting power of the stock of the Company; or

(ii) a change in the ownership of all or substantially all of the Company's assets, which occurs on the date that any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 80% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions. For this purpose, gross fair market value means the value of the assets of the Company or the value of the assets being disposed of determined without regard to any liabilities associated with such assets.

DIRECTORS' COMPENSATION

The chart below sets forth the fees paid to directors in 2013.

Type of Fee	Prior to June 1, 2013	After June 1, 2013
Non-employee Director (other than Chairman)	$30,000	$30,000
Chairman of the Board of Directors	(1)	(1)
Chairman of the Audit Committee	$10,000	$10,000
Member of the Audit Committee	$ 5,000	$ 5,000
Chairman of the Compensation Committee.	$ 5,000	$ 5,000
Chairman of the Nominating and Corporate Governance Committee	$ 5,000	$ 5,000
Board Meeting Attended by Director:		
Attended in person	$ 1,200	$ 1,200
Attended by telephone	$ 600	$ 600
Audit, Compensation or Nominating and Corporate Governance Committee Meetings:		
Attended in person if it is not in conjunction with a full Board meeting .	$ 1,200	$ 1,200
Attended by telephone	$ 600	$ 600
Special Committees(2)	$ 5,000	$ 5,000

(1) In May 2013, upon Mr. Schoen's appointment as Chairman, the Board increased the amount of cash compensation to be paid to the Chairman from $70,000 per year to $150,000 per year with the understanding that in addition to the traditional duties as Chairman, Schoen would spend additional time in Tulsa to provide strategic direction and advice in assisting the Chief Executive Officer and the management team and to assist with communications with stockholders. In November 2013, upon Mr. Berlin's election as Chairman, the Board decreased the amount of cash compensation to be paid to the Chairman, to be commensurate with the reduction of extra executive services required of the position.

(2) Generally, members of a special committee are paid $5,000 for their services, however, the fees paid may vary from time to time and are approved on a case-by-case basis by the Compensation Committee.

The Compensation Committee believes directors' incentives should be to improve the long-term value of the Company and promote stockholder returns. Accordingly, in addition to the above fees, our directors are also compensated with awards under the 2005 Plan. It has been the Company's practice to award options for the issuance of 3,750 shares of Common Stock upon a new non-employee director's election to the Board of Directors. At the 2013 annual meeting of stockholders, the Company awarded each continuing non-employee director options for the issuance of 5,000 shares of Common Stock in connection with their re-election (options for the issuance of 15,000 shares of Common Stock were awarded to the Chairman of the Board of Directors). The Company reimburses members of the Board of Directors for travel expenditures related to their services to the Company. In addition, the Company has entered into an indemnification agreement with each of its Directors, which requires the Company to indemnify them against certain liabilities that may arise as a result of their status or service as Directors of the Company. The Company also pays the premiums on the directors' and officers' liability insurance policies.

On February 12, 2013, the Company increased the number of members on its Board of Directors from seven to eight members and appointed Mark Ravich to fill the resulting vacancy effective as of February 13, 2013. Consistent with the Board's equity grant policy for non-employee directors, Mr. Ravich received options for 3,750 shares of Orchids Common Stock.

Also in 2013, Gary Arnold and Jay Shuster, former Chairman of the Board of Directors, decided not to stand for reelection to the Company's Board of Directors. On March 5, 2013, the Board of Directors elected director Jeffrey S. Schoen to serve as lead director to assist with the transition.

On May 16, 2013, the Board of Directors increased the size of its Board from six to seven members and appointed Elaine MacDonald to fill the resulting vacancy effective immediately. At the meeting, each member of the Board of Directors (other than the Chairman), including Ms. MacDonald, was awarded 5,000 options for the Company's Common Stock. At the same meeting, Mr. Schoen was elected Chairman of the Board. Mr. Schoen had served as lead director from March 2013 to May 2013. In connection with his election to Chairman, the Board awarded Mr. Schoen 15,000 options for the Company's Common Stock. In addition, the Board increased the amount of cash compensation to be paid to the Chairman to $150,000 per year with the understanding that in addition to the traditional duties as Chairman, Schoen would spend additional time in Tulsa to provide strategic direction and advice in assisting the Chief Executive Officer and the management team and to assist with communications with stockholders.

Mr. Snyder resigned from the Board of Directors effective November 4, 2013, on which date, Mr. Schoen resigned as Chairman of the Board and Steven R. Berlin was elected as the new Chairman of the Board effective immediately. Upon Berlin's election as Chairman, the Board decreased the amount of cash compensation to be paid to the position of Chairman to $50,000 per year, to be commensurate with the reduction of extra executive services required of the position. In addition, Mr. Berlin will be eligible for an annual award under the Company's Stock Incentive Plan in connection with his re-election at the Company's annual meeting of stockholders.

Summary Board of Directors Compensation

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	All Other Compensation ($)	Total
Gary P. Arnold(2)	$21,100	$ —	$ —	$ 21,100
Steven R. Berlin(3)	$58,233	$26,400	$ —	$ 84,633
John C. Guttilla(4)	$55,600	$26,400	$ —	$ 82,000
Douglas E. Hailey(5)	$43,800	$26,400	$ —	$ 70,200
Elaine MacDonald(6)	$19,800	$26,400	$ —	$ 46,200
Mark H. Ravich(7)	$42,200	$47,700	$ —	$ 89,900
Jeffrey S. Schoen(8)	$80,800	$79,200	$ —	$160,000
Jay Shuster(9)	$38,000	$ —	$23,333(10)	$ 61,333

(1) The amounts in this column represent the grant date fair value of stock options granted to each director in fiscal 2013, determined using the Black-Scholes option pricing model, in accordance with FASB ASC Topic 718. The amounts in this column reflect our accounting expense for these awards and do not correspond to the actual value that will be realized by each director. For the relevant assumptions used in determining the fair value of stock option awards, refer to "Stock Option Expense" in Note 1 and Note 9—Stock Incentive Plan to the Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on March 11, 2013.

(2) Mr. Arnold had no vested stock options outstanding as of December 31, 2013.

(3) Mr. Berlin had 21,250 vested stock options outstanding as of December 31, 2013.

(4) Mr. Guttilla had 22,500 vested stock options outstanding as of December 31, 2013.

(5) Mr. Hailey had 28,750 vested stock options outstanding as of December 31, 2013.

(6) Ms. MacDonald had 5,000 vested stock options outstanding as of December 31, 2013.

(7) Mr. Ravich had 8,750 vested stock options outstanding as of December 31, 2013.

(8) Mr. Schoen had 42,500 vested stock options outstanding as of December 31, 2013. Mr. Schoen's compensation as a director is also reflected in the "Summary of Compensation Table" above under "EXECUTIVE COMPENSATION".

(9) Mr. Shuster had 33,500 vested stock options outstanding as of December 31, 2013.

(10) The Company had an informal consulting agreement with Mr. Shuster whereby Mr. Shuster served as a consultant to management and the Board of Directors of the Company. The Board of Directors required Mr. Shuster to meet regularly with the Company's management team, both in person and telephonically; Mr. Shuster consulted on a range of strategic and operational issues. As part of Mr. Shuster's consulting services, he assisted the Compensation Committee with the annual review of the compensation package of our officers and with developing the metrics to be used in our bonus program. Mr. Shuster was paid $70,000 annually for consulting services he provided to the Company. Due to his resignation from the Board of Directors in 2013, Mr. Shuster was paid a prorated amount of $23,333 for consulting services in 2013.

Employee Benefit Plans

Stock Incentive Plan. The Company's Stock Incentive Plan was adopted by the Company's Board of Directors and approved by the stockholders in April 2005 (the "**2005 Plan**"). There are 1,097,500 shares approved for issuance under the 2005 Plan. The 2005 Plan provides for the granting of incentive stock options to employees and for the granting of non-qualified stock options, stock appreciation rights and other cash or stock-based awards to employees, directors and consultants selected by the Company's Compensation Committee. If the stockholders approve Proposal 2 of this Proxy Statement, then the 2014 Plan will replace the Company's current stock incentive plan. The 2014 Plan is described in the section of the proxy captioned "PROPOSAL 2—Approval of Orchids Paper Products Company 2014 Stock Incentive Plan."

401(k) Plan. The Company established three 401(k) retirement savings plans in 1998. One plan covers all salaried employees, one covers the Company's union employees in the paper mill and one covers the Company's union employees in the converting facility. Each of the Company's participating employees may contribute to the 401(k) plan, through payroll deductions, not less than 1% nor more than 25% of his or her total cash compensation. The Company may make matching or additional contributions to the 401(k) plan in amounts to be determined annually by the Company's Board of Directors in the case of the Company's 401(k) plan for salaried employees, and by the respective union contracts in the case of the 401(k) plans for union employees. Employees may elect to invest their contributions in various established mutual funds. All amounts contributed by employee participants are fully vested at all times. Under all plans, employer matching contributions are fully vested at all times. For the years ended December 31, 2011, 2012 and 2013, administrative expenses paid to the third-party provider related to the 401(k) plans were $1,950, $1,000 and $625, respectively.

AGREEMENTS WITH NAMED EXECUTIVE OFFICERS

The Company has employment agreements with Jeffrey S. Schoen, President and Chief Executive Officer, and Keith R. Schroeder, Chief Financial Officer, and a Separation Agreement with Robert A. Snyder (former Chief Executive Officer). The terms of the employment agreements were individually developed based on a number of factors, including the particular executive's position, his scope of duties, his experience, his past performance, our compensation goals and the market for executive talent.

Schoen Employment Agreement

The Company and Mr. Schoen entered to an Employment Agreement on January 23, 2014. Pursuant to the Employment Agreement, Mr. Schoen is an at-will employee and either party may terminate the Employment Agreement at any time. The Employment Agreement provides that Mr. Schoen is entitled to an initial base salary of $400,000 per annum, subject to annual review and increase in the discretion of the Compensation Committee. Further, Mr. Schoen is potentially entitled to the following bonus payments: (i) an annual performance bonus in an amount up to 100% of then current base salary (target bonus of 60% of base salary) based on achievement of such targets as shall be established, in accordance with the Company's annual bonus program, and pro rated as necessary for any partial year; and (ii) a one-time bonus payment of $50,000 if for three consecutive business days the Company's share price closes above each of the following four thresholds at any point during the five years following November 8, 2013: $34.788, $42.35, $51.425, or $60.50 (each a "**Stock Threshold Bonus**"). The aggregate Stock Threshold Bonus payable is limited to $200,000. All payments under the Employment Agreement are intended to be exempt from Section 409A as short-term deferrals.

The Employment Agreement also provides that Mr. Schoen is entitled to certain other benefits, including the payment by the Company of costs of reasonable temporary living in the Tulsa, Oklahoma area for up to 12 months, the reimbursement of certain relocation costs incurred by Mr. Schoen, and four weeks of vacation during each of the first three years of employment and five weeks thereafter.

If Mr. Schoen's employment is terminated without "Cause" or with "Good Reason" within 12 months following a change in control event, then subject to execution of a release agreement Mr. Schoen is entitled to: (i) all earned and accrued but unpaid base salary, and (ii) severance consisting of an amount equal to two years of base salary plus an amount equal to twice the average of the annualized previous two bonus payments (but excluding the Stock Threshold Bonus), payable in one lump sum. In the event of Mr. Schoen's death or disability the Company would be obligated to pay Mr. Schoen's estate all earned and accrued but unpaid base salary, and a pro-rated bonus.

For two years following the termination of Mr. Schoen's employment he has an obligation to inform the Company of any new work location and responsibilities he assumes. Also, if he receives severance, during that time Mr. Schoen will be subject to restrictive covenants relating to the solicitation of customers, suppliers or employees of the Company.

Schroeder Employment Agreement

Mr. Schroeder's current employment agreement became effective on March 1, 2009. Mr. Schroeder's agreement had an initial term ending on December 31, 2011 and is automatically renewed for one-year terms thereafter unless terminated by either party upon 60 days' notice prior to the end of the then-current term. The agreement may be terminated by the Company prior to the end of the term upon Mr. Schroeder's death, disability or for cause (as defined in the agreement). As compensation for his services, Mr. Schroeder receives an annual base salary, subject to annual adjustments at the discretion of the Board of Directors. As of January 1, 2014, Mr. Schroeder's salary was $210,120. Mr. Schroeder is entitled to an annual cash bonus targeted at 60% of his annual salary and limited to a maximum of 100% of his annual salary. Mr. Schroeder is entitled to a severance payment of one year's salary if the Company terminates him without cause or if he terminates his employment for good reason, and no severance payment if he is terminated for cause or if he terminates his employment other than for good reason. If the Company terminates Mr. Schroeder without cause or if he terminates his employment for good reason within the 12 months following a change of control, he is entitled to a severance payment of two year's salary.

Under his employment agreement, Mr. Schroeder has agreed to certain restrictive covenants. Those covenants include an agreement not to use or to disclose confidential information so long as it shall remain proprietary, and to inform the Company of his new employer, work location and job responsibilities within ten (10) days after accepting new employment. In addition, for a period ending on the earlier of (i) the 2nd anniversary of the date of termination of his employment with the Company, and (ii) the last day on which he is entitled to receive severance payments, Mr. Schroeder shall not, in the United States or any other country in which the Company has done business at any time during the last two (2) years prior to termination of his employment, engage, directly or indirectly, alone or in association with any other person, in any competing business. A competing business shall include any business involved in selling tissue products or services which are the same as or substantially similar to those sold or being developed by the Company during the last two (2) years prior to the termination of his employment. Further, for two (2) years following termination of his employment, Mr. Schroeder has agreed that he shall not, directly or indirectly: (i) solicit for any competing business the trade of, or trade with, any customers or suppliers, or prospective customers or suppliers, of the Company, or (ii) solicit, hire or induce any employee of the Company to leave the Company or hire any employee of the Company. Any breach of such restrictive covenants shall relieve the Company of its obligations to pay any further severance benefits.

Snyder Separation Agreement

The Company and Mr. Snyder entered into a Separation Agreement dated as of November 5, 2013 ("**Separation Agreement**") which provides for the terms of his separation from the Company, including, among other things, the effective dates of his resignation from the Board and his role as President and Chief Executive Officer. In accordance with the terms of the Separation Agreement, Mr. Snyder is entitled to receive: (1) any earned but unpaid salary due for the period ending December 31, 2013; (2) any annual bonus for the 2013 calendar year that becomes payable by reason of the attainment of the pre-established performance goal, paid after financial results are finalized in accordance with the Company's past practices; (3) severance in an amount equal to one year of his current base salary payable in equal installments over a one-year period ending on December 31, 2014 in accordance with the Company's payroll practices, plus a one-time severance payment of $20,000 payable on March 31, 2014; and (4) one year of reimbursement (on an after tax basis) for COBRA coverage premiums or the cost of alternative coverage limited to a maximum of the COBRA coverage.

In addition, the Separation Agreement contains a general release by the Company and Mr. Snyder of all claims against one another and acknowledges the survival of the restrictive covenants of that certain Executive Employment Agreement, dated as of August 20, 2007, as amended August 22, 2008 and January 19, 2012, by and between the Company and Mr. Snyder (the "**Snyder Employment Agreement**"). Pursuant to the Snyder Employment Agreement, Mr. Snyder agreed not to use or to disclose confidential information so long as it shall remain proprietary, and agreed to inform the Company of his new employer, work location and job responsibilities within ten (10) days after accepting new employment. In addition, Mr. Snyder covenanted that for a period ending on the earlier of (i) the 2nd anniversary of the date of termination of his employment with the Company, and (ii) the last day on which he is entitled to receive severance payments, he shall not, in the United States or any other country in which the Company has done business at any time during the last two (2) years prior to termination of his employment, engage, directly or indirectly, alone or in association with any other person, in any competing business. A competing business shall include any business involved in selling tissue products or services which are the same as or substantially similar to those sold or being developed by the Company during the last two (2) years prior to the termination of his employment. Further, Mr. Snyder agreed that for two (2) years following termination of his employment, he will not, directly or indirectly: (i) solicit for any competing business the trade of, or trade with, any customers or suppliers, or prospective customers or suppliers, of the Company, or (ii) solicit, hire or induce any employee of the Company to leave the Company or hire any employee of the Company. Mr. Snyder's breach of such restrictive covenants shall relieve the Company of its obligations to pay any further severance benefits.

REVIEW, APPROVAL OR RATIFICATION OF TRANSACTIONS WITH RELATED PERSONS

We review all transactions and relationships in which the Company and any of our Directors, nominees for Director or executive officers, or any of their immediate family members, are participants, so as to determine whether any of these individuals have a direct or indirect material interest in any such transaction. We have developed and implemented processes and controls to obtain information from the Directors and executive officers about related person transactions, and for then determining, based on the facts and circumstances, whether a related person has a direct or indirect material interest in any such transaction. Transactions that are determined to be directly or indirectly material to a related person are disclosed in the Company's proxy statement.

Pursuant to these processes, all Directors and executive officers annually complete, sign and submit a Directors' and Officers' Questionnaire that is designed to identify related person transactions and both actual and potential conflicts of interest. We also make appropriate inquiries as to the nature and extent of business that the Company conducts with other companies for whom any of our Directors or executive officers also serve as directors or executive officers.

Under the Company's Business Conduct and Ethics Policy, any direct or indirect conflict of interest is prohibited, unless specifically consented to by the Company. A conflict of interest exists if, in the course of employment, the officer's or director's judgment and discretion is or may be influenced by considerations of personal gain, either for one's self or a third party. Any conflict or potential conflict of interest is required to be reported to the Company's Chief Financial Officer or the Chairman of the nominating and Corporate Governance Committee. A waiver of a conflict of interest with respect to executive officers and directors may only be granted by the Nominating and Corporate Governance Committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since the beginning of 2013, there has not been, nor is there currently planned, any transaction or series of similar transactions to which the Company was or is a party in which the amount involved exceeds $120,000 and in which any director, executive officer or holder of more than 5% of the Company's Common Stock or any member of such persons' immediate families had or will have a direct or indirect material interest other than agreements which are described in this proxy under the section captioned "AGREEMENTS WITH NAMED EXECUTIVE OFFICERS" and the transactions described below.

Indemnification and Employment Agreements

As permitted by the Delaware General Corporation Law, we have adopted provisions in the Company's Certificate of Incorporation and Bylaws that authorize and require us to indemnify the Company's officers and directors to the full extent permitted under Delaware law, subject to limited exceptions. The Company's Bylaws provide that the Company will indemnify the Company's directors and officers, and may indemnify the Company's employees and other agents, to the fullest extent permitted by the General Corporation Law of the State of Delaware. The Company has entered into indemnification agreements with the Company's directors and executive officers. Under these agreements, the Company is required to indemnify them against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any actual, or any threatened, proceeding if any of them may be made a party because he or she is or was one of the Company's directors or officers. The Company is obligated to pay these amounts only if the officer or director acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the Company's best interests. With respect to any criminal proceeding, the Company is obligated to pay these amounts only if the officer or director had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification under such agreements. The Company maintains a directors' and officers' liability insurance policy that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances. We believe that the above indemnification and liability provisions are essential to attracting and retaining qualified persons as officers and directors.

In addition, the Company's amended and restated certificate of incorporation limits the personal liability of the Company's directors to the Company and its stockholders for monetary damages to the fullest extent permissible under the General Corporation Law of the State of Delaware. This provision in the Company's amended and restated certificate of incorporation does not eliminate a director's duty of care, and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available. Each director will continue to be subject to liability for any breach of the director's duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Company or the Company's stockholders, for any transaction from which the director derived an improper personal benefit, for improper transactions between the director and the Company, and for improper distributions to stockholders and loans to directors and officers. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

STOCKHOLDER PROPOSALS

The Company's amended and restated Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at the Company's principal executive offices not more than 120 days or less than 90 days before the anniversary date of the immediately preceding annual meeting of stockholders, or between January 16, 2014 and February 15, 2014 in the case of the 2014 annual meeting. However, if no annual meeting was held in the previous year or if the annual meeting is called for a date that is not within 30 days before or after the anniversary date, notice by the stockholder must be received before the close of business on the 10th day after the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. The Company's amended and restated bylaws specify the requirements for the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Stockholder proposals intended to be presented at the 2014 annual meeting must have been received at the Company's principal executive office no later than February 15, 2014, in order to be included in the Company's proxy statement and proxy relating to that meeting. The Company will determine whether to include such proposal in accordance with regulations governing the solicitation of proxies.

CODE OF ETHICS

The Company has a Business Conduct and Ethics Policy ("**Code of Ethics**") that applies to all of its directors, officers, and employees, including its senior financial officers, principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions. The Company will satisfy any disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, any provision of the Code of Ethics with respect to the Company's principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions by disclosing the nature of such amendment or waiver on the Company's website. A copy of the Code of Ethics is available in the Corporate Governance section of the Company's website, which can be accessed from the homepage at *http://www.orchidspaper.com* by selecting "Investors" followed by "Corporate Governance."

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

Brokers with account holders who are Company stockholders may be "householding" our proxy materials. A single set of proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker and direct your written request to our corporate secretary at 4826 Hunt Street, Pryor, Oklahoma 74361. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

OTHER MATTERS

Management intends to bring before the meeting only the matters specifically described above and knows of no other matters to come before the meeting. If any other matters or motions properly come before the meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the recommendation of management on such matters or motions, including any matters dealing with the conduct of the meeting.

SOLICITATION OF PROXIES

The Company will bear the cost of the solicitation of proxies for the meeting. The Company is requesting that brokerage houses, banks, custodians, nominees and fiduciaries forward the proxy material to beneficial owners and their reasonable expenses of forwarding will be reimbursed by us. Solicitation will be made by mail and also may be made personally or by telephone, facsimile or other means by the Company's officers, directors and employees, without special compensation for the solicitation.

By Order of the Board of Directors



Keith R. Schroeder
Chief Financial Officer and Secretary

March 5, 2014

Appendix A

Schoen Option Agreement

NONQUALIFIED STOCK OPTION AGREEMENT

THIS AGREEMENT is made by and between Orchids Paper Products Company ("Company") and Jeff Schoen ("Optionee") and is effective as of the Date of Grant (defined below).

WITNESSETH THAT:

WHEREAS, the Company desires to grant to Optionee the option to purchase certain nonqualified options to purchase certain shares of its stock; and

WHEREAS, Optionee is now an employee of the Company; and

WHEREAS, the Company and Optionee understand and agree that this grant is made independent of, and is not subject to the terms of the Orchids Paper Products Company Stock Incentive Plan.

NOW, THEREFORE, in consideration of the premises and of the mutual agreements hereinafter set forth, it is covenanted and agreed as follows:

1. *Grant and Terms of Option.* The Company grants to Optionee, effective November 8, 2013 ("Date of Grant"), the option to purchase all or any part of four hundred thousand (400,000) shares of the common stock of the Company ("Common Stock"), for a period of ten (10) years from the Date of Grant, at the purchase price of $30.25 per share, which is the Fair Market Value of such stock on the Date of Grant (the "Option"). The "Fair Market Value" of the stock shall be the arithmetic mean between the high and lows of prices of such stock as reported on such date on the composite tape of the principal national securities exchange, or, if applicable, the NASDAQ National Market on which such stock is listed or admitted to trading. However, that the right to exercise this Option shall be, and is hereby, restricted as follows:

(a) This Option grant shall be void ab initio in the event shareholder approval is not received by September 30, 2014 for the grant of the Option provided hereunder.

(b) The Option shall become exercisable when the share price of the Common Stock closes at a certain percentage of the purchase price of the Option for three consecutive business days, in accordance with the following vesting schedule. However, in no event shall the Option become vested prior to the date that shareholder approval is obtained pursuant to Section 2(a):

Share price closes at or above the following percentage of the purchase price for the Option	Number of shares that become vested
115%	100,000
140%	100,000
170%	100,000
200%	100,000

In the event that Optionee's employment with the Company is terminated for any reason, whether voluntarily or involuntarily, before the Option becomes vested as provided above, the portion of the Option that has not yet vested as of such date shall not vest and shall be forfeited immediately, except to the extent otherwise provided herein.

(c) Any unvested portion of the Option shall expire five (5) years from the Date of Grant.

(d) Notwithstanding the above, immediately prior to a Change in Control, Optionee will immediately become 100% vested in the total number of shares to which this Option relates, provided such Change in Control occurs within five (5) years from the Date of Grant. For purposes of this Agreement, "Change in Control" means (i) the purchase or other acquisition (other than from the Company) by any person, entity or group of persons, within the meaning of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended, (the "Act") (excluding, for this purpose, the Company or its subsidiaries or any employee benefit plan of the Company or its subsidiaries), of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Act) of 50% or more of either the then-outstanding shares of common stock of the Company or the combined voting power of the Company's then-outstanding voting securities entitled to vote generally in the election of directors; (ii) a change in the ownership of all or substantially all of the Company's assets, which occurs on the date that any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 80% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions, or (iii) a reorganization, merger or consolidation, in each case with respect to which persons who were the stockholders of the Company immediately prior to such reorganization, merger or consolidation do not, immediately thereafter, own more than 50% of, respectively, the common stock and the combined voting power entitled to vote generally in the election of directors of the reorganized, merged or consolidated corporation's then-outstanding voting securities, or a liquidation or dissolution of the Company or the sale of all or substantially all of the assets of the Company.

(e)   In no event may the Option or any part thereof be exercised after the expiration of ten (10) years from the Date of Grant.

(f)   The purchase price of the shares subject to the Option may be paid for (i) in cash, (ii) in the discretion of the Company, by tender of shares of Common Stock already owned by Optionee, or (iii) in the discretion of the Company, by a combination of methods of payment specified in clauses (i) and (ii).

3.   *Anti-Dilution Provisions.*   In the event that, during the term of this Agreement, there is any change in the number of shares of outstanding Common Stock of the Company by reason of stock dividends, recapitalizations, mergers, consolidations, split-ups, combinations or exchanges of shares and the like, the number of shares covered by this Agreement and the price thereof may be adjusted, to the same proportionate number of shares and price as in this original Agreement.

4.   *Investment Purpose and Other Restrictions on Transfer.*   Optionee represents that, in the event of the exercise by Optionee of the Option hereby granted, or any part thereof, Optionee intends to purchase the shares acquired on such exercise for investment and not with a view to resale or other distribution; except that the Company, at its election, may waive or release this condition as it deems advisable or necessary in the event the shares acquired on exercise of the Option are registered under the Securities Act of 1933, or upon the happening of any other contingency warranting the release of such condition. Optionee agrees that the certificates evidencing the shares acquired by Optionee on exercise of all or any part of the Option, may bear a restrictive legend, if appropriate, indicating any restrictions on the transfer thereof, which legend may be in such form as the Company shall determine to be proper.

5.   *Non-Transferability.*   Neither the Option hereby granted nor any rights thereunder or under this Agreement may be assigned, transferred or in any manner encumbered except by will or the laws of descent and distribution, and any attempted assignment, transfer, mortgage, pledge or encumbrance except as herein authorized, shall be void and of no effect. The Option may be exercised during Optionee's lifetime only by Optionee or his guardian or legal representative.

6.   *Shares Issued on Exercise of Option.*   It is the intention of the Company that on any exercise of the Option it will transfer to Optionee shares of its authorized but unissued stock or transfer Treasury shares, or utilize any combination of Treasury shares and authorized but unissued shares, to satisfy its obligations to deliver shares on any exercise hereof.

9.   *Administration.*   The Option has been granted pursuant to a determination made by the Company, or such Committee or any successor or substitute committee authorized by the Board of Directors or the Board of Directors itself, subject to the express terms of this Option, shall have plenary authority to interpret any provision of the Option and to make any determinations necessary or advisable for the administration of the Option and the exercise of the rights herein granted, and may waive or amend any provisions hereof in any manner not adversely affecting the rights granted to Optionee by the express terms hereof.

10.   *Option Not an Incentive Stock Option.*   It is intended that this Option shall not be treated as an incentive stock option under Section 422 of the Internal Revenue Code of 1986, as amended.

11.   *No Contract of Employment.*   Nothing contained in this Agreement shall be considered or construed as creating a contract of employment for any specified period of time.

12. *Severability.* Any word, phrase, clause, sentence or other provision herein which violates or is prohibited by any applicable law, court decree or public policy shall be modified as necessary to avoid the violation or prohibition and so as to make this Agreement enforceable as fully as possible under applicable law, and if such cannot be so modified, the same shall be ineffective to the extent of such violation or prohibition without invalidating or affecting the remaining provisions herein.

13. *Non-Waiver of Rights.* The Company's failure to enforce at any time any of the provisions of this Agreement or to require at any time performance by Optionee of any of the provisions hereof shall in no way be construed to be a waiver of such provisions or to affect either the validity of this Agreement, or any part hereof, or the right of the Company thereafter to enforce each and every provision in accordance with the terms of this Agreement.

14. *Entire Agreement; Amendments.* No modification, amendment or waiver of any of the provisions of this Agreement shall be effective unless in writing specifically referring hereto, and signed by the parties hereto. This Agreement supersedes all prior agreements and understandings between Optionee and the Company to the extent that any such agreements or understandings conflict with the terms of this Agreement.

15. *Assignment.* This Agreement shall be freely assignable by the Company to and shall inure to the benefit of, and be binding upon, the Company, its successors and assigns and/or any other entity which shall succeed to the business presently being conducted by the Company.

16. *Choice of Forum and Governing Law.* All questions concerning the construction, validity and interpretation of this Agreement will be governed by and construed in accordance with the domestic law of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Any litigation relating to or arising out of this Agreement shall be filed and litigated exclusively in the state or federal courts of Delaware.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed on its behalf by the undersigned officer pursuant to due authorization, and Optionee has signed this Agreement to evidence Optionee's acceptance of the Option herein granted and of the terms hereof, all effective as of the Date of Grant.

COMPANY

By: /s/ STEVEN R. BERLIN

    Name: Steven R. Berlin
    Title: Board Chair

ATTEST:

/s/ KEITH R. SCHROEDER

Secretary

/s/ JEFFREY S. SCHOEN

Optionee

Orchids Paper Products Company 2014 Stock Incentive Plan

ORCHIDS PAPER PRODUCTS COMPANY
2014 STOCK INCENTIVE PLAN

Adopted February 12, 2014

ORCHIDS PAPER PRODUCTS COMPANY
STOCK INCENTIVE PLAN

TABLE OF CONTENTS

ORCHIDS PAPER PRODUCTS COMPANY
2014 STOCK INCENTIVE PLAN

1. *Purpose of the Plan.*

The purpose of the Plan is to provide the Company with a means to assist in recruiting, retaining and rewarding certain employees, directors and consultants and to motivate such individuals to exert their best efforts on behalf of the Company by providing incentives through the granting of Awards. By granting Awards to such individuals, the Company expects that the interests of the recipients will be better aligned with those of the Company.

2. *Establishment.*

The Plan supersedes and replaces the Orchids Paper Products Company Stock Incentive Plan previously adopted by the Board on April 14, 2005 (the "Prior Plan"), except that the Prior Plan shall remain in effect with respect to Options and restricted stock grants granted under such Prior Plan until such Awards have been exercised, forfeited, canceled, expired or otherwise terminated in accordance with the terms of such grants. The shares of Stock that have been allocated to the Prior Plan and remain available to satisfy Awards under the Prior Plan are now available to satisfy Awards under the Plan.

3. *Definitions.*

Unless the context clearly indicates otherwise, the following capitalized terms shall have the meanings set forth below:

A. "Act"

means the Securities Exchange Act of 1934, as amended, or any successor thereto.

B. "Award"

means a grant under the Plan of an Option, Stock Appreciation Right, Cash-Based Award or Other Stock-Based Award.

C. "Award Agreement"

means an agreement entered into between the Company and a Participant setting forth the terms and provisions applicable to Awards granted under the Plan.

D. "Board"

means the Board of Directors of the Company.

E. "Cash-Based Award"

means an Award described in Section 8 as a Cash-Based Award.

F. "Cause"

means unless otherwise provided for in an Award Agreement (i) engaging by Participant in willful misconduct which is materially injurious to Company; (ii) conviction of Participant by a court of competent jurisdiction of, or entry of a plea of *nolo contendere* with respect to a felony; (iii) engaging by Participant in fraud or dishonesty in connection with the business of Company; (iv) Participant's abuse of or dependency on alcohol or drugs (illicit or otherwise); or (vi) failure to perform the lawful directives of the Board.

1

G. "Change in Control"

means (i) the purchase or other acquisition (other than from the Company) by any person, entity or group of persons, within the meaning of Section 13(d) or 14(d) of the Act (excluding, for this purpose, the Company or its subsidiaries or any employee benefit plan of the Company or its subsidiaries), of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Act) of 50% or more of either the then-outstanding shares of common stock of the Company or the combined voting power of the Company's then-outstanding voting securities entitled to vote generally in the election of directors; (ii) a change in the ownership of all or substantially all of the Company's assets, which occurs on the date that any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 80% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions, or (iii) a reorganization, merger or consolidation, in each case with respect to which persons who were the stockholders of the Company immediately prior to such reorganization, merger or consolidation do not, immediately thereafter, own more than 50% of, respectively, the common stock and the combined voting power entitled to vote generally in the election of directors of the reorganized, merged or consolidated corporation's then-outstanding voting securities, or a liquidation or dissolution of the Company or the sale of all or substantially all of the assets of the Company.

H. "Code"

means the Internal Revenue Code of 1986, as amended, or any successor thereto.

I. "Committee"

means the committee described in Section 6.

J. "Company"

means Orchids Paper Products Company, a Delaware corporation.

K. "Disability"

means, unless otherwise provided for in the Award Agreement, (i) in the case of a Participant who is an employee of the Company, the Participant qualifying for long-term disability benefits under any long-term disability program sponsored by the Company in which the Participant participates, and (ii) in the case of a director or consultant, the inability of the director or consultant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death, or which has lasted or can be expected to last for a continuous period of not less than 12 months, as determined by the Committee, based upon medical evidence.

L. "Fair Market Value"

means (i) if there should be a public market for the relevant Stock on the determination date, the arithmetic mean between the high and lows of prices of such Stock as reported on such date on the Composite Tape of the principal national securities exchange or, if applicable, the NASDAQ National Market on which such Stock is listed or admitted to trading, or, if such Stock is not listed or admitted on any national securities exchange or the NASDAQ National Market, the arithmetic mean of the per share closing bid price and per share closing asked price on such date as quoted on the National Association of Securities Dealers Automated Quotation System (or such market in which such prices are regularly quoted) ("NASDAQ"), or if no sale of such shares shall have been reported on the Composite Tape of any national securities exchange or the NASDAQ National Market or quoted on the NASDAQ on such date, then the immediately preceding date on which sales of such shares have been so reported or quoted shall be used, and (ii) if there should not be a public market for the Stock on such date, the value established by the Committee in good faith.

M.   "Good Reason"

means unless otherwise provided for in an Award Agreement (i) a requirement that Participant permanently relocate to a place of business more than 100 miles from the location of the Company's principal offices; (ii) a material diminution in Participant's duties; or (iii) a material diminution or reduction in the Participant's responsibility or authority (including reporting responsibilities) in connection with the Participant's employment with the Company.

N.   "Incentive Stock Option"

means a stock option which is an incentive stock option within the meaning of Code Section 422.

O.   "Non-qualified Stock Option"

means a stock option which is not an Incentive Stock Option.

P.   "Option"

means both an Incentive Stock Option and a Non-Qualified Stock Option.

Q.   "Other Stock-Based Award"

means an Award granted pursuant to Section 9 and described as an Other Stock-Based Award.

R.   "Parent"

means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if, at the time of the granting of the Option, each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain, or such other meaning as may be hereafter ascribed to it in Code Section 424.

S.   "Participant"

means an employee, director or consultant of the Company who is selected by the Committee to receive an Award.

T.   "Plan"

means the Orchids Paper Products Company 2014 Stock Incentive Plan, as amended.

U.   "Public Offering"

means the creation of an active trading market in Common Stock by the sale of Common Stock to the public pursuant to a registration statement under the Securities Act of 1933.

V.   "Retirement"

means unless otherwise provided for in an Award Agreement the Participant's termination of service with the Company on or after attaining age 65 for reasons other than Cause, Good Reason, death or Disability.

W.   "Stock"

means the common stock of the Company.

X.   "Stock Appreciation Right"

means a stock appreciation right described in Section 8.

Y.   "Subsidiary"

means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, at the time of granting an Award, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain, or such other meaning as may be hereafter ascribed to it in Code Section 424.

4.   *Stock Subject to the Plan.*

Four hundred thousand (400,000) shares of Stock have been allocated to the Plan and will be reserved to satisfy Awards under the Plan. The total number of shares of Stock allocated under the Plan includes those shares of Stock available and now rolled over from the Prior Plan to this Plan in the amount of twenty-one thousand four hundred sixteen (21,416). The maximum number of shares of Stock subject to Awards which may be granted during a calendar year to a Participant shall be ten percent (10%) of shares of Stock allocated to the Plan. The maximum aggregate number of shares of Stock subject to Awards which may be allocated to Incentive Stock Options under the Plan shall be one hundred percent (100%) of shares of Stock allocated to the Plan. The Company may, in its discretion, use shares held in the treasury in lieu of authorized but unissued shares. If any Award shall expire or terminate for any reason, the shares subject to the Award shall again be available for the purposes of the Plan. Any shares of Stock which are used by a Participant as full or partial payment to the Company to satisfy a purchase price related to an Award shall again be available for the purposes of the Plan. To the extent any shares subject to an Award are not delivered to a Participant because such shares are used to satisfy an applicable tax-withholding obligation, such withheld shares shall again be available for the purposes of the Plan.

5.   *Administration.*

The Plan shall be administered by the Committee. Subject to the express provisions of the Plan, the Committee shall have plenary authority, in its discretion, to determine the individuals to whom, and the time or times at which, Awards shall be granted and the number of shares, if applicable, to be subject to each Award. In making such determinations, the Committee may take into account the nature of services rendered by the respective individuals, their present and potential contributions to the Company's success and such other factors as the Committee, in its discretion, shall deem relevant. Subject to the express provisions of the Plan, the Committee shall also have plenary discretionary authority to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it, to determine the terms and provisions of the respective Award Agreements (which need not be identical) and to make all other determinations necessary or advisable for the administration of the Plan. The Committee's determinations on the matters referred to in this Section 5 shall be conclusive.

6.   *Committee.*

The Committee shall be comprised of directors on the compensation committee of the Board of Directors of the Company ("Board of Directors"). The Committee shall consist of not less than two directors who are both non-employee directors of the Company, within the meaning of Rule 16b-3 of the Exchange Act, and "outside directors," as defined in Treasury Regulations §1.162-27; provided, however, that if at any time any member of the Committee is not an outside director, as so defined, the Committee may establish a subcommittee, consisting of all members who are outside directors, for all purposes of any Award to a Named Executive Officer, unless the Committee determines that such an Award is not intended to qualify for the Performance-Based Exception. The Board may, from time to time, remove members from, or add members to, the Committee. Any vacancies on the Committee shall be filled by members of the Board. The foregoing notwithstanding, the Board shall perform the functions of the Committee for purposes of granting Awards to non-Employee Directors. However, the Board shall not have exclusive authority with respect to other aspects of non-Employee Director Awards.

A majority of its members shall constitute quorum. All determinations of the Committee shall be made by a majority of its members present at any meeting at which there is a quorum. Any decision or determination reduced to writing and signed by all of the members shall as effective as if it had been made by a majority vote at a meeting duly called and held. The Committee may appoint a secretary, shall keep minutes of its meetings and shall make such rules and regulations for the conduct of its business as it shall deem advisable. The Committee may, to the extent permitted by law, delegate its responsibilities and authority hereunder to an officer of the Company.

The Committee shall be appointed by the Board, which may from time to time appoint members of the Committee in substitution for members previously appointed and may fill vacancies, however caused, in the Committee.

7. *Options.*

The Committee, in its discretion, may grant Options which are Incentive Stock Options or Non-qualified Stock Options, as evidenced by the Award Agreement, and shall be subject to the foregoing and the following terms and conditions and to such other terms and conditions, not inconsistent therewith, as the Committee shall determine:

A. *Type of Option*.

Incentive Stock Options may be granted to any individual classified by the Committee as an employee of the Company, a Parent or a Subsidiary but not to a consultant or other independent contractor. A Non-Qualified Stock Option may be granted to any individual selected by the Committee.

B. *Option Prices*.

The purchase price of the Stock under each Incentive Stock Option shall not be less than 100% of the Fair Market Value of the Stock at the time of the granting of the Option; provided that, in the case of a Participant who owns more than 10% of the total combined voting power of all classes of stock of the Company, a Parent or a Subsidiary, the purchase price of the Stock under each Incentive Stock Option shall not be less than 110% of the Fair Market Value of the Stock on the date such Option is granted. The purchase price of the Stock under each Non-qualified Stock Option shall be determined from time to time by the Committee, which need not be uniform for all Participants, and shall not be less than 100% of Fair Market Value.

C. *Exercise—Elections and Restrictions*.

The purchase price for an Option is to be paid in full upon the exercise of the Option, either (i) in cash, (ii) in the discretion of the Committee, by the tender to the Company (either actual or by attestation) of shares of Stock already owned by the Participant for a period of at least six months as of the date of tender and registered in his or her name, having a Fair Market Value equal to the cash exercise price of the Option being exercised, or (iii) in the discretion of the Committee, by any combination of the payment methods specified in clauses (i) and (ii) hereof; provided that, no shares of Stock may be tendered in exercise of an Incentive Stock Option if such shares were acquired by the Participant through the exercise of an Incentive Stock Option unless (a) such shares have been held by the Participant for at least one year and (b) at least two years have elapsed since such prior Incentive Stock Option was granted; and provided further that, unless otherwise specifically provided in an Award Agreement, until such time as a Public Offering shall occur, the only method of payment of the purchase price for an Option shall be cash. The Committee may provide in an Award Agreement that payment in full of the option price need not accompany the written notice of exercise provided that the notice of exercise directs that the certificate or certificates for the shares of Stock for which the Option is exercised be delivered to a licensed broker acceptable to the Company as the agent for the individual exercising the Option and, at the time such certificate or certificates are delivered, the broker tenders to the Company cash (or cash equivalents acceptable to the Company) equal to the option price for the shares of Stock purchased pursuant to the exercise of the Option plus the amount (if any) of any withholding obligations on the part of the Company. The proceeds of sale of Stock subject to the Option are to be added to the general funds of the Company or to the shares of the Stock held in its Treasury, and used for its corporate purposes as the Board shall determine.

D. *Option Terms*.

The term of each Option shall not be more than ten (10) years from the date of granting thereof or such shorter period as is prescribed in the Award Agreement; provided that, in the case of a Participant who owns more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, a Parent or a Subsidiary, the term of any Incentive Stock Option shall not be more than five (5) years from the date of granting thereof or such shorter period as prescribed in the Award Agreement. Within such limit, Options will be exercisable at such time or times, and subject to such restrictions and conditions, as the Committee shall, in each instance, approve, which need not be uniform for all Participants. The holder of an Option shall have none of the rights of a shareholder with respect to the shares subject to Option until such shares shall be issued to him or her upon the exercise of his or her Option. Upon exercise of an Option, the Committee shall withhold a sufficient number of shares to satisfy the Company's minimum required statutory withholding obligations for any taxes incurred as a result of such exercise (based on the minimum statutory withholding rates for federal and state tax purposes, including payroll taxes); provided that, in lieu of all or part of such withholding, the Participant may pay an equivalent amount of cash to the Company.

E. *Successive Option Grants*.

As determined by the Committee, successive option grants may be made to any Participant under the Plan.

F. *Additional Incentive Stock Option Requirements*.

The maximum aggregate Fair Market Value (determined at the time an Option is granted) of the Stock with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year (under all plans of the Company, a Parent and a Subsidiary) shall not exceed $100,000. A Participant who disposes of Stock acquired upon the exercise of an Incentive Stock Option either (i) within two years after the date of grant of such Incentive Stock Option or (ii) within one year after the transfer of such shares to the Participant, shall notify the Company of such disposition and of the amount realized upon such disposition.

G. *Deferral of Gain on a Non-qualified Stock Option*.

In accordance with the terms of the applicable non-qualified deferred compensation plan, if any, in which a Participant is eligible to participate, a Participant may elect to defer any gain realized upon the exercise of a Non-qualified Stock Option. The election to defer the gain must be made in accordance with the applicable non-qualified deferred compensation plan, if any.

H. Termination of Employment, Service as a Director, or Consulting Arrangement.

The Committee, in its sole discretion, shall set forth in the applicable Award Agreement the extent to which a Participant shall have the right to exercise the Option or Options following termination of his or her employment, service as a director, or consulting arrangement with the Company, a Parent, or its Subsidiaries. Such provisions need not be uniform among all Options issued pursuant to the Plan, and may reflect distinctions based on the reasons for such termination, including, but not limited to, termination for Cause or Good Reason, or reasons relating to the breach or threatened breach of restrictive covenants. Subject to Section 12, in the event that a Participant's Award Agreement does not set forth such provisions, the following provisions shall apply:

i. Retirement, Death or Disability.   In the event that a Participant's employment, service as a director or consulting arrangement with the Company, Parent, or any Subsidiary terminates by reason of Retirement, death or Disability, to the extent that the Option is not exercisable, all shares covered by his or her Options shall immediately become fully vested and exercisable and shall remain exercisable until the earlier of (i) the remainder of the term of the Option, or (ii) 12 months after the date of such termination. In the case of the Participant's death, the Participant's beneficiary or estate may exercise the Option.

ii. Termination for Cause.   In the event that a Participant's employment, service as a director or consulting arrangement with the Company, Parent, or any Subsidiary terminates for Cause, all Options granted to such Participant shall expire immediately and all rights to purchase shares (vested or nonvested) under the Options shall cease upon such termination.

iii. Other Termination.   In the event that a Participant's employment, service as a director or consulting arrangement with the Company terminates for any reason other than Retirement, death, Disability, or for Cause, all then vested and exercisable Options shall remain exercisable from the date of such termination until the earlier of (i) the remainder of the term of the Option, or (ii) 90 days after the date of such termination. Such Options shall only be exercisable to the extent that they were exercisable as of such termination date and all unvested Options shall be forfeited. Conversion of a Participant's employment relationship to a consulting arrangement, or vice versa, shall be treated as a termination of employment or as a consultant, as applicable, for purposes of this Section 7, unless otherwise provided in the Award Agreement.

8. *Stock Appreciation Rights.*

A. *Grant Terms*.

The Committee may grant a Stock Appreciation Right independent of an Option or in connection with an Option or a portion thereof. A Stock Appreciation Right granted in connection with an Option or a portion thereof shall cover the same shares of Stock covered by the Option, or a lesser number as the Committee may determine. A Stock Appreciation Right shall be subject to the same terms and conditions as an Option, and any additional limitations set forth in this Section 8 or the Award Agreement.

B. *Exercise Terms*.

The exercise price per share of Stock of a Stock Appreciation Right shall be an amount determined by the Committee and shall not be less than 100% of Fair Market Value. A Stock Appreciation Right granted independent of an Option shall entitle the Participant upon exercise to a payment from the Company in an amount equal to the excess of the Fair Market Value on the exercise date of a share of Stock over the exercise price per share, times the number of Stock Appreciation Rights exercised. A Stock Appreciation Right granted in connection with an Option shall entitle the Participant to surrender an unexercised Option (or portion thereof) and to receive in exchange an amount equal to the excess of the Fair Market Value on the exercise date of a share of Stock over the exercise price per share for the Option, times the number of shares covered by the Option (or portion thereof) which is surrendered. Payment may be made, in the discretion of the Committee, in (i) Stock, (ii) cash or (iii) any combination of Stock and cash. Cash shall be paid for fractional shares of Stock upon the exercise of a Stock Appreciation Right.

C. *Limitations*.

The Committee may impose such conditions upon the exercisability or transferability of Stock Appreciation Rights as it determines in its sole discretion.

D. Termination of Employment, Service as a Director, or Consulting Arrangement.

The Committee, in its sole discretion, shall set forth in the applicable Award Agreement the extent to which a Participant shall have the right to exercise the Stock Appreciation Right or Stock Appreciation Rights following termination of his or her employment, service as a director, or consulting arrangement with the Company, a Parent, or its Subsidiaries. Such provisions need not be uniform among all Stock Appreciation Rights issued pursuant to the Plan, and may reflect distinctions based on the reasons for such termination, including, but not limited to, termination for Cause or Good Reason, or reasons relating to the breach or threatened breach of restrictive covenants. Subject to Section 12, in the event that a Participant's Award Agreement does not set forth such provisions, the following provisions shall apply:

   i. Retirement, Death or Disability.   In the event that a Participant's employment, service as a director or consulting arrangement with the Company, Parent, or any Subsidiary terminates by reason of Retirement, death or Disability, to the extent that the Stock Appreciation Right is not exercisable, all of his or her Stock Appreciation Rights shall immediately become fully vested and exercisable and shall remain exercisable until the earlier of (i) the remainder of the term of the Stock Appreciation Right, or (ii) 12 months after the date of such termination. In the case of the Participant's death, the Participant's beneficiary or estate may exercise the Stock Appreciation Right.

   ii. Termination for Cause.   In the event that a Participant's employment, service as a director or consulting arrangement with the Company, Parent, or any Subsidiary terminates for Cause, all Stock Appreciation Rights granted to such Participant shall expire immediately and all rights thereunder shall cease immediately.

   iii. Other Termination.   In the event that a Participant's employment, service as a director or consulting arrangement with the Company terminates for any reason other than Retirement, death, Disability, or for Cause, all then vested and exercisable Stock Appreciation Rights shall remain exercisable from the date of such termination until the earlier of (i) the remainder of the term of the Stock Appreciation Right, or (ii) 90 days after the date of such termination. Such Stock Appreciation Rights shall only be exercisable to the extent that they were exercisable as of such termination date and all unvested Stock Appreciation Rights shall be forfeited. Conversion of a Participant's employment relationship to a consulting arrangement, or vice versa, shall be treated as a termination of employment or as a consultant, as applicable, for purposes of this Section 8, unless otherwise provided in the Award Agreement.

9. *Other Stock-Based Awards and Cash-Based Awards.*

The Committee may, in its sole discretion, grant Awards of Stock, restricted Stock and other Awards that are valued in whole or in part by reference to the Fair Market Value of Stock. These Awards shall collectively be referred to herein as Other Stock-Based Awards. The Committee may also, in its sole discretion, grant Cash-Based Awards, which shall have a value as may be determined by the Committee. Other Stock-Based Awards shall be in such form, and dependent on such conditions, as the Committee shall determine, including, but not limited to, the right to receive one or more shares of Stock (or the cash-equivalent thereof) upon the completion of a specified period of service, the occurrence of an event or the attainment of performance objectives. Other Stock-Based Awards and Cash-Based Awards may be granted with or in addition to other Awards. Subject to the other terms of the Plan, Other Stock-Based Awards and Cash-Based Awards may be granted to such Participants in such amounts and upon such terms, and at any time and from time to time, as shall be determined by the Committee and set forth in an Award Agreement.

10. *Performance-Based Awards.*

To the extent applicable, the Committee may, in its sole and absolute discretion, determine that certain Other Stock-Based Awards and/or Cash-Based Awards should be subject to such requirements so that they are deductible by the Company under Code Section 162(m). If the Committee so determines, such Awards shall be considered Performance-Based Awards subject to the terms of this Section 10, as provided in the Award Agreement. A Performance-Based Award shall be granted by the Committee in a manner to satisfy the requirements of Code Section 162(m) and the regulations thereunder. The performance measures to be used for purposes of a Performance-Based Award shall be chosen by the Committee, in its sole and absolute discretion, from among the following: earnings per share of Stock; book value per share of Stock; net income (before or after taxes); operating income; return on invested capital, assets or equity; cash flow return on investments which equals net cash flows divided by owners' equity; earnings before interest or taxes; gross revenues or revenue growth; market share; expense management; improvements in capital structure; profit margins; Stock price; total shareholder return; free cash flow; or working capital. The performance measures may relate to the Company, a Parent, a Subsidiary, or one or more units of such an entity.

The Committee shall determine whether, with respect to a performance period, the applicable performance goals have been met with respect to an Award and, if they have, to so certify and ascertain the amount of the applicable Performance-Based Award. The Committee shall have the discretion to adjust Performance-Based Awards downward.

11. *Nontransferability of Awards.*

Unless otherwise determined by the Committee and expressly set forth in an Award Agreement, an Award granted under the Plan shall, by its terms, be non-transferable otherwise than by will or the laws or descent and distribution and an Award may be exercised, if applicable, during the lifetime of the Participant thereof, only by the Participant or his or her guardian or legal representative. Notwithstanding the above, the Committee may not provide in an Award Agreement that an Incentive Stock Option is transferable.

12. *Adjustments Upon Changes in Capitalization or Corporation Acquisitions.*

Notwithstanding any other provisions of the Plan, the Award Agreements may contain such provisions as the Committee shall determine to be appropriate for the adjustment of the number and class of shares subject to each outstanding Award and the exercise prices, if applicable, in the event of changes in the outstanding Stock by reason of stock dividends, recapitalization, mergers, consolidations, split-ups, combinations or exchanges of shares and the like, and, in the event of any such change in the outstanding Stock, the aggregate number and class of shares available under the Plan and the maximum number of shares as to which Awards may be granted to an individual shall be appropriately adjusted by the Committee, whose determination shall be conclusive. In the event the Company, a Parent or a Subsidiary enters into a transaction described in Section 424(a) of the Code with any other corporation, the Committee may grant options to employees or former employees of such corporation in substitution of options previously granted to them upon such terms and conditions as shall be necessary to qualify such grant as a substitution described in Section 424(a) of the Code.

In the event of a Change in Control, notwithstanding any other provisions of the Plan or an Award Agreement to the contrary, the Committee may, in its sole discretion, provide for:

(1) Accelerated vesting of any outstanding Awards that are otherwise unexercisable or unvested as of the date selected by the Committee;

(2) Issuance of substitute Awards to substantially preserve the terms of any Awards previously granted under the Plan.

13. *Amendment and Termination.*

The Board may at any time terminate the Plan, or make such modifications to the Plan as it shall deem advisable; provided, however, that the Board may not, without further approval by the holders of Stock, increase the maximum number of shares as to which Awards may be granted under the Plan (except under the anti-dilution provisions of Section 13), or change the class of employees to whom Incentive Stock Options may be granted, or withdraw the authority to administer the Plan from a committee whose members satisfy the requirements of Section 6. No termination or amendment of the Plan may, without the consent of the Participant to whom any Award shall theretofore have been granted, adversely affect the rights of such Participant under such Award.

14. *Effectiveness of the Plan.*

The Plan shall become effective upon adoption by the Board subject, however, to its further approval by the shareholders of the Company given within twelve (12) months of the date the Plan is adopted by the Board at a regular meeting of the shareholders or at a special meeting duly called and held for such purpose. Grants of Awards may be made prior to such shareholder approval but all Award grants made prior to shareholder approval shall be subject to the obtaining of such approval and if such approval is not obtained, such Awards shall not be effective for any purpose.

15. *Time of Granting of an Award.*

An Award grant under the Plan shall be deemed to be made on the date on which the Committee, by formal action of its members duly recorded in the records thereof, makes an Award to a Participant (but in no event prior to the adoption of the Plan by the Board); provided that, such Award is evidenced by a written Award Agreement duly executed on behalf of the Company and on behalf of the Participant within a reasonable time after the date of the Committee action.

16. *Term of Plan.*

This Plan shall terminate ten (10) years after the date on which it is approved and adopted by the Board and no Award shall be granted hereunder after the expiration of such ten-year period. Awards outstanding at the termination of the Plan shall continue in accordance with their terms and shall not be affected by such termination.

17. *No Right To Continued Employment.*

Nothing in the Plan or in any Award granted pursuant to the Plan shall confer on any individual any right to continue in the employ of the Company or interfere in any way with the right of the Company to terminate his or her employment at any time.

18. *Choice of Law.*

The Plan shall be governed by and construed in accordance with the laws of the State of Delaware without regard to conflicts of law.

* * *

The foregoing Plan was approved and adopted by the Board on February 12, 2014.

SPECIAL MEETING OF STOCKHOLDERS OF

ORCHIDS PAPER PRODUCTS COMPANY

April 9, 2014

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, proxy statement and proxy card
are available at www.orchidspaper.com

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

■ 00003030000000001000 3   040914

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

The Board of Directors recommends you vote FOR the following Proposal:

FOR   AGAINST   ABSTAIN

1. SCHOEN OPTION: To approve the grant of the option to purchase up to 400,000 shares of Common Stock to Mr. Jeffrey S. Schoen.   ☐ ☐ ☐

The Board of Directors recommends you vote FOR the following Proposal:

FOR   AGAINST   ABSTAIN

2. 2014 STOCK INCENTIVE PLAN: To adopt the Orchids Paper Products Company 2014 Stock Incentive Plan.   ☐ ☐ ☐

3. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER(S). IF NO DIRECTION IS MADE BUT THE PROXY IS SIGNED, THIS PROXY WILL BE VOTED AS RECOMMENDED ABOVE BY THE DIRECTORS AND IN THE DISCRETION OF THE PROXIES ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE SPECIAL MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

MARK X HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.   ☐

Signature of Stockholder _____ Date: _____ Signature of Stockholder _____ Date: _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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ORCHIDS PAPER PRODUCTS COMPANY

SPECIAL MEETING OF STOCKHOLDERS - APRIL 9, 2014

This Proxy is solicited on behalf of the Board of Directors of Orchids Paper Products Company

The undersigned stockholder(s), revoking all prior proxies, hereby appoint(s) Keith R. Schroeder the true and lawful attorney-in-fact, agent and as proxy for the undersigned, with full power of substitution, to act and to vote all of the common stock of Orchids Paper Products Company that the undersigned would be entitled to vote if personally present at the special meeting of stockholders to be held at the Ambassador Hotel located at 1324 South Main Street, Tulsa, Oklahoma 74119 on Wednesday, April 9, 2014, at 8:30 a.m. Central Time, or at any adjournment or adjournments thereof. The proxy is directed to vote as instructed on the matters set forth on this card and all other matters at his discretion which may properly come before the meeting. The matters listed on the reverse side were proposed by the Company. The undersigned acknowledges that he/she has received a copy of the Notice of Special Meeting of Stockholders and Proxy Statement.

IMPORTANT: THE PROMPT RETURN OF PROXIES WILL SAVE THE COMPANY THE EXPENSE OF FURTHER REQUESTS FOR PROXIES TO ENSURE A QUORUM AT THE SPECIAL MEETING. A SELF-ADDRESSED, POSTAGE-PREPAID ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE.

(Continued and to be signed on the reverse side.)

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